Exhibit 2.1

EXECUTION VERSION

MEMBERSHIP INTEREST AND ASSET PURCHASE AGREEMENT

BY AND BETWEEN

CRAWFORD & COMPANY

CRAWFORD & COMPANY (CANADA) INC.

EPIQ CLASS ACTION & CLAIMS SOLUTIONS, INC.

AND

EPIQ SYSTEMS CANADA ULC

Dated as of June 15, 2018

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INDEX OF EXHIBITS

Exhibits

Exhibit A	-	Purchase Price Adjustment—Rules of Engagement
Exhibit B	-	Net Working Capital
Exhibit C	-	Assignment and Assumption Agreement
Exhibit D	-	Transition Services Agreement—US
Exhibit E	-	Transition Services Agreement—Canada
Exhibit F	-	Call Center Agreement

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MEMBERSHIP INTEREST AND ASSET PURCHASE AGREEMENT

This MEMBERSHIP INTEREST AND ASSET PURCHASE AGREEMENT, dated June 15, 2018 (this “Agreement”), is made and entered into by and between Crawford & Company, a Georgia corporation (“Equity Seller”), Crawford & Company (Canada) Inc., a Canada corporation (“Asset Seller”; each of Equity Seller and Asset Seller, a “Seller” and collectively “Sellers”), Epiq Class Action & Claims Solutions, Inc., a Rhode Island corporation (“Equity Buyer”), and Epiq Systems Canada ULC, a British Columbia unlimited liability company (“Asset Buyer” each of Equity Buyer and Asset Buyer, a “Buyer” and collectively “Buyers”). Buyers (collectively) and Sellers (collectively) are each referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS, Equity Seller owns all of the issued and outstanding Membership Interests (as defined below) of Garden City Group, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, Asset Seller owns the Transferred Assets (as defined herein); and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which (i) Equity Seller will sell to Equity Buyer, and Equity Buyer will purchase from Equity Seller, all of the Membership Interests, and (ii) Asset Seller will sell to Asset Buyer, and Asset Buyer will purchase from Asset Seller, all of the Transferred Assets, in each case, on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms, as used in this Agreement, have the following meanings:

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person.

“Affordable Care Act” means the Patient Protection and Affordable Care Act of 2010, as amended.

“Assumed Liabilities” means those liabilities set forth on Schedule 1.1(a).

“Business” means the business of class action settlement administration, mass tort settlement administration, data breach notification, and bankruptcy restructuring administration.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in Atlanta, Georgia.

“Buyer Indemnified Parties” means Buyers and their respective Affiliates, and each of their respective officers, directors, members, managers, shareholders, partners, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Canadian Employee Benefit Plan” means each (i) equity compensation plan, (ii) deferred compensation, employment, retention, severance, change-in-control, bonus, incentive, pension, profit sharing, stock option, and retirement plan, policy, agreement, or arrangement, (iii) welfare or “fringe” benefits, including, without limitation vacation and other paid time off arrangement, disability, medical, hospitalization, dental, life and other insurance, tuition, company car, club dues, sick leave, maternity, paternity or family leave, health care reimbursement, dependent care assistance, cafeteria plan, regular in-kind gifts or other benefits, and (iv) any other compensatory or employee benefit plan, contract or arrangement which is currently sponsored or maintained by Asset Seller for any employee, independent contractor, officer or director of Asset Seller or with respect to which Asset Seller has any liability. Canadian Employee Benefit Plan does not include any statutory plans to which Asset Seller is obliged to contribute or comply with, including the Canada Pension Plan, Quebec Pension Plan and plans administered pursuant to applicable Canadian federal or provincial health, workplace safety and insurance or Employment Insurance legislation.

“Cash” means, the sum of the aggregate amount of cash and cash equivalents of the Company and SSI, in each case determined and calculated in accordance with GAAP, including restricted cash and uncleared checks and drafts or wire transfers received or deposited for the account of the Company and SSI that are not yet credited to the account of the Company and SSI; provided, however, “Cash” shall be reduced by the amount of checks written or wires initiated (but not yet cashed or cleared) by the Company and SSI.

“Claims Period” means the period during which a claim for indemnification may be asserted by an Indemnified Party, as set forth in Section 7.4 herein.

“Closing Cash Proceeds” means (i) the Enterprise Value, minus (ii) the amount of Indebtedness outstanding as of the Effective Time, plus (iii) the amount of Cash as of the Effective Time, minus (iv) the amount (if any) by which Closing Working Capital is less than Target Net Working Capital, plus (v) the amount (if any) by which Closing Working Capital is greater than Target Net Working Capital, minus (vi) all Seller Transaction Expenses, minus (vii) the Indemnification Escrow Amount, minus (viii) the Purchase Price Adjustment Escrow Amount. For the avoidance of doubt, no items included in the definitions of Cash, Indebtedness, Seller Transaction Expenses, or Net Working Capital shall be double-counted for purposes of calculating the Closing Cash Proceeds hereunder.

“Closing Working Capital” means Net Working Capital as of the Effective Time.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Material Contracts” means the following Contracts to which the Company or SSI are a party (other than the Employee Benefit Plans) or which are included in the Transferred Assets: (i) all Contracts with a customer which, in the aggregate, involve payments to or from the Company, SSI or Asset Seller (as applicable), collectively, in excess of $500,000 on an annual basis; (ii) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures or other contracts relating to the borrowing of money; (iii) all leases relating to the Leased Real Property or other leases or licenses involving any properties or assets (whether real, personal or mixed, tangible or intangible) involving an annual commitment or payment of more than $100,000 individually by the Company, SSI or Asset Seller (as applicable); (iv) any contracts for employment or engagement of an individual, but in each case, only if any such contracts are not otherwise terminable without penalty with ninety (90) days’ or fewer notice; (v) any contracts with a staffing firm or employee leasing company for the provision of labor to the Company, SSI or Asset Seller; (vi) any collective bargaining agreement or other agreement with any union, works council or other labor organization; (vii) each Contract that creates, governs or controls a partnership or joint venture; (viii) each Contract or series of related Contracts relating to any single or series of related capital expenditures by the Company, SSI or Asset Seller pursuant to which it or they have future financial obligations in excess of $100,000; (ix) each Contract regarding any hedging, derivatives or similar arrangements; (x) each Contract that relates to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise); (xi) any Contract with a customer which, in the aggregate, involve payments to or from the Company, SSI or Asset Seller (as applicable), collectively, in excess of $500,000 on an annual basis, containing any right of any exclusivity in favor of any other party thereto; (xii) any Contract with a customer which, in the aggregate, involve payments to or from the Company, SSI or Asset Seller (as applicable), collectively, in excess of $500,000 on an annual basis, containing any covenant limiting, in any respect, the ability of the Company, SSI or Asset Seller to engage in any line of business or in any geographic area or during any period of time or to compete with any Person or to solicit, hire or engage in transactions with the suppliers or customers of another Person; and (xiii) each Contract with a customer which, in the aggregate, involve payments to or from the Company, SSI or Asset Seller (as applicable), collectively, in excess of $500,000 on an annual basis, that contains a preferential pricing arrangement (e.g., a “most-favored-nation” arrangement).

“Company Software” means any software material to the Company that is owned or licensed by the Company other than commercially available, off-the-shelf computer software programs.

“Confidentiality Agreement” means that certain confidentiality agreement by and between the Company and Document Technologies, LLC, dated March 6, 2018.

“Contract” means any legally enforceable written contract, lease, instrument, note, commitment, undertaking, indenture or other agreement.

“Effective Time” means 12:01 a.m. Eastern time on the Closing Date.

“Employee Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) equity compensation plan, (iii) deferred compensation, employment, retention, severance, change-in-control, bonus, incentive, pension, profit sharing, stock option, and retirement plan, policy, agreement, or arrangement, (iv) welfare or “fringe” benefits, including, without limitation vacation and other paid time off arrangement, disability, medical, hospitalization, dental, life and other insurance, tuition, company car, club dues, sick leave, maternity, paternity or family leave, health care reimbursement, dependent care assistance, cafeteria plan, regular in-kind gifts or other benefits, and (v) any other compensatory or employee benefit plan, contract or arrangement which is currently sponsored or maintained by the Company for any employee, independent contractor, officer or director of the Company or with respect to which the Company has any liability. Employee Benefit Plan does not include any statutory plans to which Company, SSI or Asset Seller are obliged to contribute or comply with, including the Canada Pension Plan, Quebec Pension Plan and plans administered pursuant to applicable Canadian federal or provincial health, workers’ compensation or employment insurance legislation.

“Enterprise Value” means Thirty Seven Million Dollars ($37,000,000.00).

“Environmental Laws” means all federal, state and local Laws relating to protection of the environment, including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air, pollution control and Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with the Company would be deemed a “single employer” within the meaning of Section 414(b) or (c) of the Code.

“Escrow Agent” means JPMorgan Chase Bank, NA., or its successor, in its capacity as such pursuant to the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement, dated as of June 8, 2018, by and among Equity Buyer, Equity Seller and the Escrow Agent.

“Final Closing Statement” means the Preliminary Closing Statement as finally determined pursuant to Section 2.7.

“Fundamental Representations” means (i) the representations and warranties of Sellers set forth in Section 3.1 [Authority of Seller], Section 3.2 [Organization of the Company], Section 3.3 [Capitalization], Section 3.4 [Subsidiaries], Section 3.5(a) [Consents and Approvals; No Violations]; Section 3.13(b), Section 3.13(s), Section 3.13(t), Section 3.13(u), and Section 3.13(v) [Tax Returns; Taxes], Section 3.16(c) [Employee Benefit Plans], Section 3.18 [Certain Fees], and Section 3.20(a) [Title to Assets; Sufficiency]; and (ii) the representations and warranties of Buyers set forth in Section 4.1 [Organization], Section 4.2 [Authorization], Section 4.3(a) [Consents and Approvals; No Violations], and Section 4.7 [Certain Fees].

“GAAP” means generally accepted accounting principles in the United States as consistently applied.

“Government Bid” means any offer, bid, quotation or proposal to sell products or services made by the Company or SSI (or Asset Seller, to the extent included in the Transferred Assets) that is open for acceptance and award and that, if accepted or awarded, would lead to a Government Contract.

“Government Contract” means any Contract including an individual task order, delivery order, purchase order, basic ordering agreement, letter contract or blanket purchase agreement between the Company, SSI or Asset Seller, on one hand, and any Governmental Entity, on the other hand.

“Governmental Entity” means any federal, state, provincial or local government, or quasi-governmental agency, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

“GST” means Taxes imposed under Part IX of the Excise Tax Act (Canada) and the regulations made thereunder.

“Hazardous Substance” means any waste, pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling or disposal of which by the Company is governed by or subject to applicable Law.

“Indebtedness” means, with respect to the Company and SSI, without duplication, (a) any obligation of such Person (i) constituting the principal amount, plus any related accrued and unpaid interest, fees, expenses and prepayment premiums or penalties, of indebtedness for borrowed money; (ii) evidenced by any note, bond, debenture, bankers’ acceptance, letter of credit or other instrument, facility or debt security (including a purchase money obligation); (iii) upon which interest charges (other than late payment charges) are customarily paid or owed; or (iv) issued or assumed as the deferred purchase price of property or services, conditional sale obligations and obligations under any title retention agreement (including any deferred pay-out or earn-out); (b) any obligation of such Person under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP (but not including any lease or similar arrangement that is treated as an operating leases in the Financial Statements or Interim Financial Statements and in accordance with GAAP); (c) any synthetic lease obligations, sale-leaseback obligations and other similar indebtedness obligations, whether secured or unsecured; (d) any direct or indirect guarantee by such Person of any indebtedness of any other Person described in the preceding clause (a) (other than guarantees that will terminate at Closing); (e) any obligation to reimburse any bank or other Person for amounts paid under a letter of credit or similar instrument (other than those issued in respect of performance obligations in the Ordinary Course); (f) any obligations under interest rate, currency and other derivative Contracts; and (g) liabilities of the Company and SSI to pay the deferred purchase price, “earnout” or similar consideration in respect of property or services other than trade payables incurred in the Ordinary Course; including, in each case referred to in clauses (a) through (g) above, accrued and unpaid interest on any of the foregoing and any breakage costs, penalties, additional interest, premiums, fees and other costs and expenses attributable to the prepayment or redemption of any of the foregoing. For the avoidance of doubt and notwithstanding anything to the contrary herein, Indebtedness shall not include (i) any obligations under any performance bond or letter of credit to the extent undrawn or uncalled, (ii) any amounts included in the calculation of current liabilities in the determination of Net Working Capital as a component of the Closing Cash Proceeds as reflected on the Final Closing Statement, or (iii) any Indebtedness incurred by Buyers and their Affiliates (and subsequently assumed by the Company).

“Indemnification Escrow Amount” means one hundred eighty five thousand dollars ($185,000).

“Indemnified Party” means a Buyer Indemnified Party or Seller Indemnified Party.

“Indemnifying Party” means the Party (or Parties) against whom an indemnification claim is made pursuant to Article VII.

“Intellectual Property” means all legally recognizable rights in intellectual property of any type in any jurisdiction throughout the world, including in, but not limited to: (i) trademarks, service marks, trade dress, corporate names, trade names, logos and slogans and other indicia of source of origin, whether or not registered, including all common law rights thereto and all goodwill associated therewith, and registrations and applications for registration thereof (and all translations, adaptations, derivations and combinations of the foregoing) (collectively, “Trademarks”) and Internet domain names, Internet websites and URLs; (ii) patents, patent applications, patent disclosures, inventions (whether patentable or unpatentable), and invention disclosures, including, but not limited to, continuations, continuations-in-part, divisions, provisional and non-provisional applications, reexaminations, reissues and extensions; (iii) writings, images, content and other expressive works and works of authorship, whether copyrightable or not, in any jurisdiction, and all copyrights, including design rights, whether registered or common law, and registrations and applications for registration thereof, including the right to make derivative works and all other associated statutory rights; (iv) all rights existing in any database, including database rights and industrial property rights; (v) trade secrets, know-how, confidential or proprietary technical, business, discoveries, ideas, developments, data and other information, including, but not limited to processes, techniques, methods, procedures, specifications, plans, training materials, playbooks and workflows, algorithms, supplier information, prospect lists, customer lists, projections, analyses, market studies; (vi) domain names; (vii) rights of publicity and privacy, rights to personal information and moral rights; (viii) shop rights; (ix) software (in source code and object code); (x) all rights to any of the foregoing provided in international treaties and convention rights; (xi) the right and power to assert, defend and recover title to any of the foregoing; (xii) all rights to assert, defend and recover for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any of the foregoing; and (xiii) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions, and extensions of legal protection pertaining to any of the foregoing.

“Knowledge of Seller” means all facts actually known by the following individuals: Scott Nader, Brian Burke and Eric Berg.

“Law” means any statutes, rules, codes, regulations, ordinances or Orders, of, or issued by, Governmental Entities.

“Legal Dispute” means any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licensed Intellectual Property” means all material Intellectual Property licensed to the Company and each Subsidiary with respect to the Business as currently conducted, other than commercially available, off-the-shelf computer software programs.

“Licenses” means all licenses, permits (including environmental, construction and operation permits) and certificates issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances.

“Losses” means any and all liabilities, obligations, losses, assessments, judgments (at equity or at law, including statutory and common), fines, penalties, damages, costs, fees, charges and expenses, including reasonable expenses incurred in connection with investigating, defending or asserting any of the foregoing (including reasonable fees and disbursements of legal counsel).

“Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that is, in the aggregate, materially adverse to the financial condition, properties, assets or liabilities of the Company and SSI and the Transferred Assets taken as a whole; provided, that a Material Adverse Effect shall not include any states of fact, changes, events, effects or occurrences arising out of or attributable to (a) a downturn in general economic, business or regulatory conditions, (b) the industries and markets in which the Company operates, (c) the economy or securities or financial markets, (d) earthquakes, hurricanes or other natural disasters, hostilities, acts of war or terrorism, (e) the execution or delivery of this Agreement or the transactions contemplated hereby or the public announcement or pendency thereof (including the impact thereof on relationships with customers, suppliers, landlords, employees or Governmental Entities), (f) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement or which Buyers have consented to or requested in writing, (g) the failure of the Company to meet any of its projections, or (h) changes in applicable Laws or accounting rules, except, in the case of the foregoing clauses (a)-(c), to the extent such change or event has a materially disproportionate impact on the Business, taken as a whole, compared to other Persons in the industries in which the Company and SSI conduct the Business.

“Membership Interests” means all of the issued and outstanding equity interests of the Company.

“Net Working Capital” means (I) the sum of (w) the aggregate balance of all current assets of the Company and SSI and (x) the current assets included in the Transferred Assets minus (II) the sum of (y) the aggregate balance of all current liabilities of the Company and SSI and (z) the current liabilities included in the Assumed Liabilities, in each case determined in accordance with GAAP; provided that Net Working Capital shall specifically exclude amounts attributable to Taxes, Indebtedness, Seller Transaction Expenses, Cash, or intercompany transactions. Furthermore, Net Working Capital (i) will be prepared using the components (but not the amounts) of Net Working Capital in the example attached hereto as Exhibit B, (ii) will be prepared on the basis that the Company and SSI are a going concern, (iii) will exclude the effect of change in control or ownership of the Company and SSI, and (iv) will exclude the effects of any post-Closing reorganizations or post-Closing intentions of Buyers or their respective Affiliates.

“Operational Representations” means (a) the representations and warranties of Sellers set forth in Article III which are not Fundamental Representations, and (b) the representations and warranties of Buyers set forth in Article IV which are not Fundamental Representations.

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Ordinary Course” means the ordinary course of business of the Company and SSI consistent with past practice; provided that in the case of the Transferred Assets, “Ordinary Course” shall refer ordinary course of business of Asset Seller consistent with its past practices.

“Owned Intellectual Property” all material Intellectual Property owned by the Company and SSI that is used in or necessary for the conduct of the Business as currently conducted.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith, (b) statutory and contractual Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen, and repairmen incurred in the Ordinary Course and not yet delinquent, (d) in the case of Leased Real Property, in addition to items (a) and (b), zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, and easements, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Company, (e) in the case of Intellectual Property, third party license agreements entered into in the Ordinary Course, and (f) Liens securing Indebtedness that will be released in connection with Closing.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Purchase Price” means the Closing Cash Proceeds, plus the Indemnification Escrow Amount, plus the Purchase Price Adjustment Escrow Amount, plus the Seller Transaction Expenses.

“Purchase Price Adjustment Deficit” means the amount by which the estimate of the Closing Cash Proceeds set forth on the Closing Date Financial Certificate is greater than the Closing Cash Proceeds as finally determined in accordance with Section 2.7.

“Purchase Price Adjustment Escrow Amount” means an amount equal to one hundred eighty five thousand dollars ($185,000).

“Purchase Price Adjustment Surplus” means the amount by which the Closing Cash Proceeds as finally determined in accordance with Section 2.7 is greater than the estimate of the Closing Cash Proceeds set forth on the Closing Date Financial Certificate.

“R&W Insurance Policy” means, if and when obtained by Buyers after the Closing, a buyer-based indemnity insurance policy in respect of inaccuracies or breaches of the representations and warranties made by Sellers in this Agreement for the benefit of the Buyer Indemnified Parties.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment.

“Restricted Business” means any business that competes with the Business.

“Retained Litigation” means those matters set forth on Schedule 1.1(d).

“Seller Indemnified Parties” means Sellers and their respective Affiliates and each of their respective officers, directors, members, managers, shareholders, partners, employees, agents, trustees and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Seller Transaction Expenses” means (a) the legal, accounting, financial advisory and other advisory, transaction or consulting fees and expenses incurred by the Company, SSI, or Sellers as a result of or in connection with the consummation of the transactions contemplated by this Agreement, including without limitation any discretionary bonuses, retention bonuses, or any sale, transaction or change-of-control bonuses payable to any employee of the Company and SSI as a result of or in connection with the consummation of the transactions contemplated by this Agreement, to the extent not paid at or prior to the Closing by the Company or to be paid by Equity Seller within five days of Closing and the employer share of any employment, withholding or payroll Taxes payable in respect of such bonus payments, and (b) Two Hundred Thirty Thousand Dollars ($230,000) towards the costs and premiums arising under or with respect to the binding of the R&W Insurance Policy. For the avoidance of doubt, Seller Transaction Expenses shall not include (i) any fees or expenses incurred by any of Buyers and/or any of their respective Affiliates or any of their financial advisors, attorneys, accountants, advisors, consultants or other representatives or financing sources, regardless of whether any such fees or expenses may be paid by the Company, (ii) any fees or expenses payable in respect of any debt or equity financing provided to either Buyer and/or any of their respective Affiliates in connection with the transactions contemplated by this Agreement or at any time following the Closing, or (iii) any expenses included as current liabilities of the Company in Net Working Capital.

“Subject Intellectual Property” means Licensed Intellectual Property together with the Owned Intellectual Property.

“Subsidiary” means, with respect to any Person, (i) any corporation of which a majority of the total voting power of shares or stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof, or (ii) any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing member or general partner of such partnership, association or other business entity.

“Successor Taxes” means any liability for Taxes of Asset Seller which, as a result of the transfer of the Transferred Assets to the Asset Buyer, becomes (or also becomes) a liability of the Asset Buyer.

“Target Net Working Capital” means Thirty Six Million Dollars ($36,000,000.00).

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement, elections, statements of non-U.S. bank and financial accounts, or other information required to be supplied to a Governmental Entity in connection with Taxes, including any amendment or supplement thereto.

“Taxes” means all federal, state, provincial, territorial, local or non-U.S. taxes, including without limitation all income, profits, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added and all other taxes of any kind, whether disputed or not, and any charges, interest or penalties imposed by any Governmental Entity with respect to any taxes, and for greater certainty, includes Canada Pension Plan and employment insurance premiums.

“Taxing Authority” means any Governmental Entity responsible for the imposition of Taxes.

“Territory” means the United States and Canada.

“Transaction Documents” means the agreements entered into in connection with this Agreement or the consummation of the transactions contemplated hereby, including the Escrow Agreement, the Transition Services Agreement – US, the Transition Services Agreement – Canada, and the Call Center Agreement.

“Transfer Taxes” means any sales, use, value-added, goods and services, GST, transfer (including any land, stamp duty or other similar tax chargeable in respect of any instrument transferring property, including motor vehicles, real property), documentary, conveyancing or similar tax or expense or any recording fee, in each case that is imposed as a result of any transaction contemplated herein, together with any penalty, interest and addition to any such item with respect to such item.

“Transferred Assets” means those assets set forth on Schedule 1.1(b).

“Transferred Employees” means those employees set forth on Schedule 1.1(c) who accept employment by Asset Buyer as set forth in Section 5.3(e).

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

Section 1.2 Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	2.7(d)
Agreement	Preamble
Anticorruption Laws	3.15(b)
Asset Buyer	Preamble
Asset Seller	Preamble
Buyers	Preamble
Buyer Losses	7.1
Call Center Agreement	6.2(f)
Closing	6.1
Closing Date	6.1
Closing Date Financial Certificate	2.5
Company	Recitals

Company Government Contracts	3.21(a)
Continuing Employee	5.3(a)
Equity Buyer	Preamble
Equity Seller	Preamble
Final Short Year	5.2(c)
Financial Statements	3.6
Guarantee of the Business	5.10
Initial Report	Exhibit A
Insured Losses	7.10
Interim Balance Sheet Date	3.6
Interim Financial Statements	3.6
IRS	3.13(p)
Lease Documents	3.9(c)
Leased Real Property	3.9(b)
Material Customers	3.22(a)
Material Suppliers	3.22(b)
Notice of Claim	7.3(a)
Notice of Disagreement	2.7(c)
Open Source License	3.10(l)
Other Pre-Closing Return	5.2(d)
Party or Parties	Preamble
Pre-Closing Tax Period	5.2(c)
Preliminary Closing Statement	2.7(b)
Purchase Price Adjustment	2.7(a)
Rebuttal Report	Exhibit A
Releasees	5.7(a)
Sellers	Preamble
Seller Losses	7.2
Seller Tax Return	5.2(c)
Sensitive Business Information	5.5
SSI	3.4(a)
Straddle Period	5.2(d)
Straddle Period Return	5.2(d)
Tax Claim	5.2(m)(i)
Third Party Claim	7.3(b)
Threshold Amount	7.5(a)
Trademarks	1.1
Transfer Taxes	5.2(j)
Transition Services Agreement—Canada	6.2(e)
Transition Services Agreement—U.S.	6.2(d)

Section 1.3 Construction.

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and (v) the terms “day” and “days” mean and refer to calendar day(s), and (vi) the terms “year” and “years” mean and refer to calendar year(s). All dollar amounts set forth herein are in the lawful currency of the United States (USD).

(b) Unless otherwise set forth in this Agreement, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law and all regulations and formal guidance issued thereunder, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c) The phrases “delivered” or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including material that has been posted and thereby made available to either Buyer through the on-line “virtual data room” established by Sellers, the Company and/or their respective agents).

(d) This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

ARTICLE II

PURCHASE AND SALE

Section 2.1 The Purchase and Sale of the Membership Interests.. Subject to the terms and conditions of this Agreement, at the Closing and in consideration for the Purchase Price, Equity Seller will sell, transfer and deliver to Equity Buyer, and Equity Buyer will purchase and acquire from Equity Seller, all of the Membership Interests, free and clear of all Liens.

Section 2.2 The Purchase and Sale of the Transferred Assets.

(a) Transferred Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Asset Seller shall sell, assign and transfer to Asset Buyer, and Asset Buyer shall purchase and assume from Asset Seller, all of Asset Seller’s right, title, and interest in the Transferred Assets, free and clear of all Liens except for Permitted Liens.

(b) Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, effective as of the Closing, Asset Buyer shall assume and perform all obligations of Asset Seller related to the Assumed Liabilities.

(c) Excluded Liabilities. Except for the Assumed Liabilities, Asset Buyer will not acquire any interest in, or obligations in respect of, any liabilities of Asset Seller.

Section 2.3 Assignment of Certain Assets; Further Conveyances and Assumptions.

(a) Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an assignment or transfer of any Transferred Asset (including any Contract, License, or other right) which by its terms or by Law may not be assigned without the consent of a third party (including any Governmental Entity), or which if assigned would be cancelable by a third party, and such consent has not been obtained on or prior to the Closing.

(b) If on the Closing Date any such required consent is not obtained, Closing shall occur notwithstanding that any such required consent has not been obtained and Asset Seller and Asset Buyer shall use commercially reasonable efforts, and shall cooperate with each other, at their own respective expense, to obtain such required consent following the Closing.

(c) Once a consent is obtained, Asset Seller shall sell and assign to Asset Buyer, and Asset Buyer shall purchase and assume from Asset Seller, all of Asset Seller’s right, title, and interest in the relevant Transferred Asset for no additional consideration. If a consent cannot be obtained and as a result any Transferred Asset or Assumed Liability cannot be transferred to or assumed by Asset Buyer, Asset Seller and Asset Buyer shall cooperate to effect a mutually agreeable arrangement under which Asset Buyer would obtain the benefits, assume the obligations, and bear the economic burdens associated with such Transferred Asset or Assumed Liability in accordance with the intent of this Agreement (such as subleasing, sublicensing, or subcontracting to Asset Buyer or enforcing for the benefit of Asset Buyer all rights against third parties relating to such Transferred Asset or Assumed Liability).

Section 2.4 Purchase Price Allocation. Buyers and Sellers acknowledge that the Purchase Price will be allocated among the Company, SSI and the Transferred Assets in the manner set forth on Schedule 2.4.

Section 2.5 Closing Date Statement. Not less than two (2) Business Days prior to the Closing Date, Equity Seller shall deliver to Equity Buyer a certificate (the “Closing Date Financial Certificate”), signed by the chief financial officer of Equity Seller (on behalf and in the name of Equity Seller), which sets forth Equity Seller’s good faith estimate of the Closing Cash Proceeds, which shall include a listing, by payee, of the Seller Transaction Expenses and Indebtedness.

Section 2.6 Payment at Closing. At the Closing, Buyers shall:

(a) on behalf of Sellers and the Company, pay to such account or accounts as Equity Seller specifies to Equity Buyer pursuant to the Closing Date Financial Certificate by wire transfer of immediately available funds, the aggregate amount of the Seller Transaction Expenses;

(b) on behalf of Sellers and the Company, repay, or cause to be repaid, all amounts necessary to discharge fully the then-outstanding balance of all Indebtedness, by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness;

(c) pay $2,000,000 to Asset Seller, by wire transfer of immediately available funds to the account designated to Buyers in writing by Equity Seller; and

(d) pay to Equity Seller the remainder of the estimate of the Closing Cash Proceeds as set forth on the Closing Date Financial Certificate, less the Earnest Money (as defined in the Escrow Agreement), in accordance with the Escrow Agreement, by wire transfer of immediately available funds to the account designated to Buyers in writing by Equity Seller.

Section 2.7 Adjustment to Closing Cash Proceeds.

(a) The Closing Cash Proceeds shall be finally calculated as set forth in Section 2.7(f) hereof. Any adjustment to the Closing Cash Proceeds pursuant to this Section 2.7 shall be referred to as a “Purchase Price Adjustment”.

(b) Within seventy-five (75) days after the Closing Date, Buyers shall prepare and deliver to Sellers a statement (the “Preliminary Closing Statement”), which sets forth Buyers’ good faith calculation of the Closing Cash Proceeds, accompanied by reasonably detailed supporting calculations and documentation. If Buyers do not deliver the Preliminary Closing Statement within such seventy-five (75) day period, the estimate of the Closing Cash Proceeds set forth in the Closing Date Financial Certificate become the Final Closing Statement on the 76th day following the Closing and be final for the purposes of this Section 2.7.

(c) Sellers shall have a period of seventy-five (75) days after the date it receives the Preliminary Closing Statement from Buyers to deliver to Buyers written notice of Sellers’ disagreement with any item contained in such Preliminary Closing Statement, which notice shall set forth in reasonable detail the basis for such disagreement (a “Notice of Disagreement”). During the seventy-five (75) day period following Sellers’ receipt of the Preliminary Closing Statement, Buyers shall (i) permit Sellers and their accountants and other representatives to consult with Buyers’ accountants and personnel and (ii) provide to Sellers and their accountants and other representatives reasonable access during reasonable hours and under reasonable circumstances to all relevant books and records and any work papers (including those of Buyers’ accountants subject to execution of appropriate agreements with Buyers’ accountants) relating to the preparation of the Preliminary Closing Statement, in each case as reasonably requested by Sellers in connection with its review of the Preliminary Closing Statement; provided, however, that the accountants of Buyers and their Subsidiaries (including the Company and SSI) shall not be obliged to make any work papers available to Sellers and its agents and advisors except in accordance with such accountants’ normal disclosure procedures and then only after a customary agreement relating to such access to work papers has been signed. If a Notice of Disagreement is received by Buyers, then the Preliminary Closing Statement (as revised in accordance with clause (A) or (B) below) shall become a Final Closing Statement and become final and binding upon the Parties on the earlier of (A) the date on which Equity Seller and Equity Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date all matters in dispute are finally resolved in writing by the Accounting Firm (defined below). During the thirty (30) days following Buyers’ receipt of a Notice of Disagreement, Equity Buyer and Equity Seller shall seek in good faith to resolve in writing any differences which they have with respect to the matters specified in the Notice of Disagreement, and upon such resolution, such Final Closing Statement shall be prepared in accordance with the agreement of Equity Buyer and Equity Seller.

(d) If Equity Buyer and Equity Seller are unable to resolve the disputed items set forth in the Notice of Disagreement within thirty (30) days following Buyers’ receipt of such Notice of Disagreement (or such longer period as Equity Buyer and Equity Seller may mutually agree in writing), such dispute shall be submitted to and resolved by, (i) KPMG US LLP or (ii) in the event such accounting firm is unable or unwilling to take such assignment, a nationally recognized accounting firm mutually agreed upon by Equity Buyer and Equity Seller or, if Equity Buyer and Equity Seller cannot agree on an accounting firm within thirty (30) days after timely delivery of a Notice of Disagreement, each of Equity Buyer and Equity Seller shall select a nationally recognized accounting firm and such two accounting firms shall designate a third nationally recognized accounting firm that neither presently is, nor in the past three years has been, engaged by any Party or its Affiliate. KPMG US LLP, the accounting firm so agreed to by Equity Buyer and Equity Seller, or the third accounting firm so selected by the two accounting firms is hereinafter referred to as the “Accounting Firm”. Equity Buyer and Equity Seller shall submit to the Accounting Firm for review and resolution all matters that are set forth in the Notice of Disagreement which remain in dispute. The Accounting Firm’s determination of the Closing Cash Proceeds, including each of the components thereof, shall be based solely on the materials submitted by Equity Buyer and Equity Seller (i.e., not on independent review) and on the definitions included herein. Unless the Parties agree otherwise, the Accounting Firm shall decide all issues disputed by the Parties and required to be decided in order for the Accounting Firm to make its final determination of Closing Cash Proceeds including issues of contract construction, identification of the issues that are disputed by the Parties, and whether an issue is subject to determination by the Accounting Firm, but in each case in accordance with the Rules of Engagement set forth on Exhibit A hereto. The Accounting Firm shall select one of its partners experienced in purchase price adjustment disputes to make a final determination of the Closing Cash Proceeds calculated with reference to the items that are in dispute as set forth in the Notice of Disagreement. In resolving the items in the Notice of Disagreement that are still in dispute and in determining the Closing Cash Proceeds, the Accounting Firm shall (i) not assign to any item in dispute a value that is (A) greater than the greatest value for such item assigned by Equity Buyer, on the one hand, or Equity Seller, on the other hand, or (B) less than the smallest value for such item assigned by Equity Buyer, on the one hand, or Equity Seller, on the other hand, and (ii) make its determination based on an independent review (which will be in accordance with the guidelines and procedures set forth in this Agreement, including Exhibit A hereto); provided, that if, notwithstanding the commercially reasonable efforts of Equity Buyer and Equity Seller, (I) the Accounting Firm’s determination of any disputed item is less than the lesser of the amounts claimed by either Equity Buyer and Equity Seller, then such disputed amount will be deemed to be the lesser of the amounts claimed by either Equity Buyer or Equity Seller, or (II) the Accounting Firm’s determination of any disputed item is more than the greater of the amounts claimed by either Equity Buyer or Equity Seller, then such disputed amount will be deemed to be the greater of the amounts claimed by either Equity Buyer or Equity Seller. The determination of the Accounting Firm (as qualified by the immediately preceding proviso) shall be conclusive and binding upon the Parties hereto and shall not be subject to appeal or further review. Each Party shall pay its own costs and expenses in connection with any disagreement as to the Closing Cash Proceeds. The costs and expenses of the Accounting Firm shall be apportioned among Equity Seller, on the one hand, and Equity Buyer, on the other hand, based upon the relative extent to which the positions of Equity Seller and Equity Buyer are upheld by the Accounting Firm. The relative extent to which such positions are upheld will be determined by comparing (i) the difference between the Closing Cash Proceeds as finally determined pursuant to this Section 2.7(d) and the Closing Cash Proceeds as calculated initially by Buyers and set forth on the Preliminary Closing Certificate, assuming all of the positions asserted by Buyers in the Preliminary Closing Statement delivered in accordance with Section 2.7(b) had been upheld in their entirety by the Accounting Firm and (b) the difference between the Closing Cash Proceeds (as finally determined pursuant to this Section 2.7(d)) and the Closing Cash Proceeds as calculated assuming all of the positions asserted by Equity Seller set forth in the Notice of Disagreement had been upheld in their entirety by the Accounting Firm.

(e) The Preliminary Closing Statement shall become the Final Closing Statement and be final for the purposes of this Section 2.7 upon the earliest of (i) the failure of Sellers to deliver a Notice of Disagreement to Buyers within seventy-five (75) days after Sellers receive the Preliminary Closing Statement, or such later date as agreed to by the Equity Buyer and Equity Seller, (ii) the resolution of all disputes, pursuant to Section 2.7(c), by Equity Buyer and Equity Seller, and (iii) the resolution of all disputes, pursuant to Section 2.7(d), by the Accounting Firm.

(f) Within five (5) Business Days following the determination of the Final Closing Statement in accordance with Section 2.7(b), Section 2.7(c) or Section 2.7(d), as applicable:

(i) If there is a Purchase Price Adjustment Deficit, then Buyers shall be entitled to claim first from the Purchase Price Adjustment Escrow Amount held pursuant to the Escrow Agreement, and second from the Equity Seller if the Purchase Price Adjustment Escrow Amount is less than the Purchase Price Adjustment Deficit, an amount equal to such Purchase Price Adjustment Deficit.

(ii) If there is a Purchase Price Adjustment Surplus, then Equity Buyer shall pay to Equity Seller, an amount equal to such Purchase Price Adjustment Surplus.

(g) All payments required under this Section 2.7 shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by Equity Buyer and Equity Seller at least three (3) Business Days prior to the applicable payment date.

(h) The procedures set forth in this Section 2.7 are the sole and exclusive mechanism for the adjustment of the Closing Cash Proceeds. All matters that are the subject of a Notice of Disagreement shall be conclusively settled between the Parties for all purposes of this Agreement (including Article VII) pursuant to this Section 2.7, and no claim may thereafter be brought under any other provision of this Agreement (including Article VII) with respect to such matters other than to enforce specifically such conclusive settlement.

Section 2.8 Withholding. Buyers (and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement) shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person in such amounts as Buyers or such other Person is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of Law; provided, that Buyers or such other Person shall provide Equity Seller with reasonable notice prior to withholding any amounts pursuant to this Section 2.8, and shall work in good faith with Sellers to minimize any such withheld amounts. To the extent that amounts are so withheld, such withheld amounts shall be timely paid over to the applicable Governmental Entity in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Schedules and subject to the terms, conditions and limitations set forth in this Agreement, Sellers hereby, jointly and severally, represent and warrant to Buyers as of the date hereof as follows:

Section 3.1 Authority of Sellers. Each Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each Seller has the requisite power and authority to enter into this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Asset Seller has the requisite power and authority to own, lease and operate its properties and assets, including the Transferred Assets, and to carry on its business as conducted on the date hereof. This Agreement and the Transaction Documents to which it is a party have been duly executed and delivered by each Seller and, when duly executed by all other Parties, constitute the valid and binding agreement of such Seller, enforceable against such Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.2 Organization of the Company. The Company is a limited liability company organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as conducted on the date hereof. The Company is duly qualified or registered as a foreign entity to transact business under the Laws of each jurisdiction, as listed on Schedule 3.2, where the character of its activities requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.3 Capitalization.

(a) Equity Seller is the sole record owner of and has good and valid title to the Membership Interests, free and clear of all Liens, other than Liens arising pursuant to applicable Federal and state securities Laws. The Membership Interests constitute 100% of the total issued and outstanding equity interests in the Company. The Membership Interests have been duly authorized and are validly issued, fully-paid and non-assessable.

(b) There are no outstanding or authorized options, warrants, or convertible securities relating to any membership interests in the Company or obligating Equity Seller or the Company to issue or sell any membership interests (including the Membership Interests), or any other interest, in the Company. There are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests.

Section 3.4 Subsidiaries.

(a) The Company owns all of the issued and outstanding shares of Settlement Services, Inc., a Florida corporation (“SSI”). Except for its ownership interest in SSI, the Company does not have any Subsidiaries or own any shares or have an ownership interest in any other Person. SSI does not own any shares or have an ownership interest in any other Person.

(b) SSI is a corporation incorporated, validly existing and in good standing under the Laws of the State of Florida, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as conducted on the date hereof. SSI is duly qualified or registered as a foreign corporation, as listed on Schedule 3.4(b), to transact business under the Laws of each jurisdiction where the character of its activities requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.5 Consents and Approvals; No Violations. Except as set forth on Schedule 3.5,

(a) The execution and delivery by Sellers of this Agreement and the consummation of the transactions contemplated in this Agreement do not and will not (i) conflict with or result in any violation of the organizational documents of the Company or SSI or any resolution adopted by the Company’s or SSI’s directors, managers, shareholders or members, (ii) result in the creation of any Lien of any kind upon the Membership Interests or the Transferred Assets or (iii) violate any Law or other restriction of any Governmental Entity. No authorization of any Governmental Entity is required in connection with any of the execution, delivery or performance of this Agreement or the other Transaction Documents or the consummation of any other transaction contemplated hereby or thereby. There are not any (I) outstanding Orders against Equity Seller or its Subsidiaries, or Asset Seller, (II) actions, suits, proceedings, arbitrations or mediations pending or, to the Knowledge of Seller, threatened in writing against Equity Seller or its Subsidiaries, or Asset Seller, or (III) investigations by any Governmental Entity that are, to the Knowledge of Seller, pending or threatened against Equity Seller or its Subsidiaries, or Asset Seller, in each case that would reasonably be expected to materially impair or delay either Seller’s ability to perform its obligations under this Agreement and the other Transaction Documents to which it is a party or consummate the transactions contemplated hereby or thereby.

(b) The execution and delivery by each Seller of this Agreement and the consummation of the transactions contemplated in this Agreement do not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation under, or require any consent, notice or waiver, or result in any loss of a material benefit, under any Company Material Contract or Company Government Contract, except where the violation or breach, or a termination, cancellation, modification or acceleration would not adversely affect the Company, SSI or the Transferred Assets in a material way.

Section 3.6 Financial Statements. The Company has made available to Buyers copies of (i) (x) the unaudited consolidated balance sheet of the Company and SSI, for the fiscal years ended December 31, 2016 and December 31, 2017, and (y) the unaudited profit and loss statements of the Business operated by Asset Seller for the fiscal years ended December 31, 2016 and December 31, 2017 (collectively referred to as the “Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and SSI as of May 31, 2018 for the five month period there ended (the “Interim Balance Sheet Date”) and the related statements of income and cash flows of the Company and SSI for the period then ended (collectively referred to as the “Interim Financial Statements”). Except as set forth on Schedule 3.6, each of the Financial Statements and the Interim Financial Statements (a) has been prepared in accordance with GAAP throughout the periods indicated (except as may be indicated in the notes thereto) and (b) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company and SSI as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments. The accounts receivable of the Company and SSI on the Financial Statements and Interim Financial Statements, and the accounts receivable of the Company and SSI arising after the date thereof have arisen from bona fide transactions entered into by the Company and SSI involving the sale of goods or the rendering of services in the Ordinary Course.

Section 3.7 No Undisclosed Liabilities. Except as set forth in the Financial Statements or Schedule 3.7, neither the Company nor SSI has any liabilities or obligations of the type required to be disclosed in the Financial Statements in accordance with GAAP, except for (a) liabilities and obligations incurred since the Interim Balance Sheet Date in the Ordinary Course, (b) liabilities and obligations incurred since the Interim Balance Sheet Date pursuant to or in connection with this Agreement or the transactions contemplated hereby, or (c) liabilities and obligations disclosed in this Agreement (or its schedules). Except as set forth on Schedule 3.7, neither the Company nor SSI has any Indebtedness.

Section 3.8 Absence of Certain Changes. Except as set forth on Schedule 3.8, since December 31, 2017:

(a) each of the Company, SSI and Asset Seller has conducted its Business in all material respects in the Ordinary Course;

(b) there has been no Material Adverse Effect;

(c) there has been no amendment or proposal to amend the respective certificates of incorporation, articles of organization or association, operating agreement, or bylaws, or other organizational documents of the Company or SSI in any manner;

(d) there has been no issuance, sale, pledge, redemption, transfer, or disposal of, or agreement to issue, sell, pledge, redeem, transfer or dispose of, any equity securities of the Company or SSI;

(e) there has been no casualty, loss, damage or destruction (whether or not covered by insurance) of any property that is material to the Company, SSI, or the Transferred Assets;

(f) there has been no material change in the accounting methods or practices of the Company or SSI or any change in depreciation or amortization policies or rates theretofore adopted by the Company or SSI;

(g) there has been no split, combination or reclassification of any equity interests of the Company or SSI;

(h) there has been no (A) promise or grant to any employee of any of the Company or SSI, or any Transferred Employee, of any increase in compensation or benefits, except (1) for pay increases not to exceed three percent (3%) per employee and bonuses made in the Ordinary Course; or (2) as may be required by applicable Law or the terms of any Employee Benefit Plan; (B) modification or establishment of any Employee Benefit Plan (or any arrangement that would constitute an Employee Benefit Plan, if adopted), except (1) as would not represent an increase in any benefit or compensation under such Employee Benefit Plan (relative to the value of such benefit or the compensation under such Employee Benefit Plan in the prior year) or (2) to the extent required by Law or the terms of any Plan or contract; (C) termination of the employment of any employee in the position of vice president or above, other than for cause; (D) entering into a new collective bargaining agreement; or (E) implementation of any employee layoffs;

(i) there has been no material amendment or termination of any Company Material Contract or Company Government Contract;

(j) there has been no acquisition by the Company or SSI of any business or Person, by merger or consolidation, purchase of assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(k) there has been no sale, lease, transfer, or disposal of, any material property or material assets owned by the Company, SSI, or the Transferred Assets;

(l) there has been no permission, allowance or suffrage of any of the assets of the Company or SSI, or the Transferred Assets, to become subjected to any Lien (other than Permitted Liens), or grant to any third party any license, or enter into any covenant not to sue, with respect to any Intellectual Property rights of the Company or SSI, or Intellectual Property rights included in the Transferred Assets;

(m) there has been no compromise or settling of any litigation (A) resulting in an obligation of any of the Company or SSI to pay more than $100,000 in respect of compromising or settling such litigation, (B) in respect of any claim of the Company or SSI to receive any payment of more than $100,000 in respect of settling any litigation, or (C) providing for injunctive relief against any of the Company, SSI or Asset Seller;

(n) there has been no incurrence, assumption or guarantee of any indebtedness for borrowed money in an aggregate amount exceeding $100,000 by the Company or SSI;

(o) there has been no adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law by the Company or SSI;

(p) there has been no change in Tax elections, settlement or compromise with respect to any Tax liability of the Company or SSI, amendment of any material Tax Return relating to the Company or SSI or any agreement to enter into any closing or similar agreement with respect to Taxes of the Company or SSI; or

(q) neither the Company nor SSI has entered into any new line of business.

Section 3.9 Real Estate.

(a) Neither the Company nor SSI owns, nor has ever owned, any real property.

(b) Schedule 3.9(b) lists each property or premises currently leased or subleased by the Company or SSI (each, a “Leased Real Property” and collectively, the “Leased Real Properties”) and the street address and unit number of each Leased Real Property. No leased or subleased property or premises is included in the Transferred Assets.

(c) True, correct and complete copies of all leases and amendments thereto with respect to the Leased Real Properties (collectively, the “Lease Documents”) as listed on Schedule 3.9(c) have been made available to Buyers, and there are no other written or oral agreements or amendments thereto, which affect the right of occupancy of the Company or SSI in any manner.

(d) The Company’s or SSI’s leasehold interests (as applicable) in the Leased Real Properties are free and clear of all Liens other than Permitted Liens.

(e) Neither the Company nor SSI, nor, to the Knowledge of Seller, any other party to the Lease Documents, is in default (after expiration of applicable notice and cure periods) under any of the Lease Documents, and there exist no unsatisfied material monetary obligations or obligations to improve any portion of the Leased Real Property or install any equipment within the Leased Property on the part of the Company or SSI under any of the Lease Documents.

(f) Neither the Company nor SSI has received written notice that any of the Leased Real Properties is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor and, to the Knowledge of Seller, no such condemnation, expropriation or taking has been proposed or is contemplated.

(g) To the Knowledge of Seller, all Taxes (including real and personal property Taxes and assessments and all special assessments, if any) pertaining to the Leased Real Properties have been paid in full on or before the date that such Taxes fall due, and there are no currently existing delinquencies with respect thereto. Neither the Company nor SSI has received any written notice of proposed local improvement charges or special levies of a material nature with respect to any of the Leased Real Properties.

(h) Neither the Company nor SSI has given any notice of intent to vacate the Leased Real Property, terminate any of the Lease Documents, or similar notice.

Section 3.10 Intellectual Property.

(a) Schedule 3.10(a) sets forth a complete and accurate listing of all registered, material unregistered, and applied for Trademarks owned or licensed by the Company or SSI or included in the Transferred Assets. Schedule 3.10(a) accurately summarizes the following information for each item required to be listed on Schedule 3.10(a) that is the subject of a registration or application: registration/application number: registration number, filing date, date of issuance, expiration date, applicant, title, protected subject matter, such as a trademark or name, owner(s), and country where the application was filed or registration obtained.

(b) Schedule 3.10(b) sets forth a complete and accurate listing of all registered copyrights and applications for and registrations of such copyrights owned or licensed by the Company or SSI or included in the Transferred Assets, and registered designs and applications therefor owned or licensed by the Company or SSI or included in the Transferred Assets. Schedule 3.10(b) accurately summarizes, where applicable, the following information for each item required to be listed on Schedule 3.10(b): registration number, application number, filing date, date of issuance, expiration date, applicant, title, protected subject matter, such as the copyrighted materials or registered designs, owner(s), and country where the application was filed or registration obtained.

(c) Schedule 3.10(c) sets forth a complete and accurate listing of all patents and patent applications, and the registrations of and applications for registration of the foregoing. Schedule 3.10(c) accurately summarizes, where applicable, the following information for each item required to be listed on Schedule 3.10(c): registration number, application number, filing date, date of issuance, expiration date, applicant, title, protected subject matter, owner(s), and country where the application was filed or registration obtained.

(d) Schedule 3.10(d) sets forth a complete and accurate listing of all domain names and registrations therefor owned or licensed by the Company or SSI or included in the Transferred Assets. Schedule 3.10(d) accurately summarizes, where applicable, the following information for each item required to be listed on Schedule 3.10(d): domain name, registrar, registration date, and owner(s).

(e) Schedule 3.10(e) sets forth a complete and accurate listing of all Company Software owned by or licensed to the Company or SSI or included in the Transferred Assets, together with the name of the licensor of such licensed Company Software.

(f) The Company and SSI have used commercially reasonable efforts to maintain and protect the Subject Intellectual Property, including confidential information and trade secrets, and its ownership of Owned Intellectual Property (including by timely filing and paying all required filings and fees to the relevant governmental entities and authorized registrars), so as not to materially adversely affect the validity or enforceability thereof. To the Knowledge of Seller, no disclosure has been made by the Company or SSI to a third party of any material confidential information, trade secrets or other proprietary information belonging to the Company or SSI.

(g) Except as set forth on Schedule 3.10(g): (i) to the Knowledge of Seller, neither the Company, any Subsidiary (including, without limitation, directly, as a contributory infringer, through inducement or otherwise), nor the operation of Business of the Company and the Subsidiary has infringed, misappropriated or otherwise violated, nor does, nor will, infringe upon, misappropriate, or otherwise violate any Intellectual Property rights of any Person; (ii) no charge, complaint, claim, demand or notice has been made or, to the Knowledge of Seller, threatened by any third party against Company or SSI, and neither the Company nor SSI has received any such charge, complaint, claim, demand or notice in the past three (3) years alleging any unauthorized use or disclosure, infringement or misappropriation of Intellectual Property; and (iii) to the Knowledge of Seller, there is not and has not been any unauthorized use or disclosure, infringement, misappropriation or other violation of the Subject Intellectual Property by any Person, and there has not been any claim made or threatened by the Company or SSI against any Person (and neither the Company nor SSI has been a party to any action including such a claim) asserting any unauthorized use or disclosure, infringement, misappropriation or other violation of any Subject Intellectual Property.

(h) Except as set forth on Schedule 3.10(h): (i) the Owned Intellectual Property was either developed by employees of the Company and SSI within the scope of their employment or who have otherwise validly assigned their rights to the Company or SSI pursuant to written agreements, developed by independent contractors or consultants who have validly assigned their rights to the Company or SSI pursuant to written agreements, or otherwise acquired by the Company or SSI from a third party; (ii) to the Knowledge of Seller, no proceedings, actions, suits, hearings, arbitrations, investigations, charges, complaints, claims, demands or similar actions have been made, instituted, are pending or, are threatened that challenge the rights of the Company or SSI in or to the validity, enforceability, use or ownership of the Subject Intellectual Property; (iii) the Company and SSI are not bound by any agreement that in any way limits or restricts the ability of the Company or SSI to use, exploit, license, or sublicense (or sublicense through multiple tiers of sublicenses) any Owned Intellectual Property; (iv) to the Knowledge of Seller, the Company and SSI have the right to use, and otherwise exploit, license, or sublicense (or sublicense through multiple tiers of sublicenses) in the manner currently used or exploited by the Company or SSI, the Subject Intellectual Property and all other Intellectual Property used or exploited by the Company or a Subsidiary, including, without limitation, the Intellectual Property granted to Company or a Subsidiary pursuant to a third party Intellectual Property license, and the Company and SSI shall continue to have such rights after Closing in accordance with the terms of any applicable agreements currently in effect; (vi) to the Knowledge of Seller, there has been no security breach relating to, violation of any security policy regarding, or unauthorized access or unauthorized use of, any data in the possession, custody or control of the Company or SSI that contains the personally identifiable information of natural persons, and all use of any such data is in accordance with any privacy policy that is applicable to the Company or SSI; and (vii) to the Knowledge of Seller, the consummation of the transactions contemplated by this Agreement will not alter, impair or extinguish any of the Subject Intellectual Property or any rights granted to Company or a Subsidiary under a third party Intellectual Property license.

(i) Except as set forth on Schedule 3.10(i): to the Knowledge of Seller, no portion of any Company Software uses, calls, incorporates, interacts with, is a derivative of, or has embedded in it any source, object or other software code that is subject to an “open source,” “copyleft,” or other similar type of license (including any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkeley Software Distribution License, Open Source Initiative License, MIT, Apache, Reciprocal Public License, Academic Free License, Common Public Attribution License, Public Domain licenses and the like) (each an “Open Source License”) in a manner that (i) requires the Company or SSI to disclose to any third party any source code of Company Software; (ii) requires the Company or SSI to license a third party to create any derivative work based on Company Software; (iii) requires the Company or SSI to license a third party to distribute or redistribute Company Software; or (iv) requires the grant of any patent rights. To the Knowledge of Seller, the Company and SSI have complied with all contractual obligations to display any attribution or proprietary rights notices of the licensor for any software licensed under an Open Source License or other third party software that is used in, called by, interacts with, or incorporated into the Company Software.

Section 3.11 Litigation. Except as set forth on Schedule 3.11: (i) there is no civil, criminal, or administrative investigation or review pending or, to the Knowledge of Seller, threatened, by any Person with respect to the Company, SSI or the Transferred Assets; (ii) there are no claims, actions, suits, proceedings, arbitrations or mediations pending or, to the Knowledge of Seller, threatened, against or affecting the Company or SSI, or any of their respective properties at Law or in equity, or the Transferred Assets; and (iii) there are no Orders with respect to the Company, SSI or the Transferred Assets.

Section 3.12 Company Material Contracts.

(a) Schedule 3.12(a) sets forth a true, correct and complete list of the Company Material Contracts.

(b) The Company Material Contracts are in full force and effect in accordance with their respective terms with respect to the Company, SSI or Asset Seller (as applicable) and, to the Knowledge of Seller, the other party thereto, assuming the due authorization, execution and delivery by such other party, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. There does not exist under any Company Material Contract any event of material default or event or condition that constitutes a material violation, breach or event of default thereunder on the part of the Company, SSI or Asset Seller (as applicable), nor to the Knowledge of Seller, any other party thereto. To the Knowledge of Seller, no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of the Company, SSI or Asset Seller or any other party under any Company Material Contracts. To the Knowledge of Seller, no party to any Company Material Contract (i) has exercised any termination rights with respect thereto, or (ii) has given written notice of any material claim or dispute with respect to any Company Material Contract.

Section 3.13 Tax Returns; Taxes. Except as otherwise disclosed on Schedule 3.13:

(a) All Tax Returns of or including the Company and SSI required to have been filed with the appropriate Taxing Authority have been duly filed and are true, correct and complete in all material respects to the extent such Tax Returns relate to the Company and SSI.

(b) All Taxes due and payable by the Company and SSI have been timely paid in full. The Company and SSI have timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid (or deemed to have been paid) to any employee, independent contractor, creditor, stockholder or other third party. There are no Liens for Taxes against any asset of the Company or SSI, other than Permitted Liens.

(c) All deficiencies asserted as a result of any audit or examination of any Tax Returns of or relating to the Company and SSI by any Taxing Authority have been paid in full, or accrued on the books of the Company in accordance with GAAP.

(d) No Tax claims have been asserted in writing and no proposals or deficiencies for any Taxes of or relating to the Company and SSI are being asserted, proposed or, to the Knowledge of Seller, threatened, and no audit or examination of any Tax Return of or relating to the Company and SSI are currently underway, pending or, to the Knowledge of Seller, threatened.

(e) There are no outstanding waivers of statutes of limitations or agreements by or on behalf of the Company or SSI for the extension of time for the assessment of any Taxes of or relating to the Company or SSI or any deficiency thereof.

(f) The Company and SSI have no liability for any Person (other than Sellers) under Section 1.1502-6 of the Treasury Regulations nor is the Company or SSI a party to or bound by any Tax sharing, Tax indemnification or similar arrangement for the Taxes of another Person for any taxable period after the Closing (excluding commercial agreements the primary subject of which is not Taxes).

(g) Neither the Company nor SSI have agreed to make or was required to make any adjustment pursuant to Section 481(a) of the Code (or any similar provision of state or local law) for any period on or after the Closing Date by reason of a change in accounting method initiated by it and no Taxing Authority has proposed any such adjustment or change in accounting method, and neither the Company nor SSI has an application pending with Taxing Authority requesting permission for any change in its accounting methods.

(h) No written claim has, during the last five (5) years, been made, and, to the Knowledge of Sellers, no written claim has ever been made by any Taxing Authority in a jurisdiction where the Company or SSI does not file or is not included in Tax Returns that the Company or SSI, as the case may be, is subject to any taxation by that jurisdiction.

(i) Neither the Company nor SSI are subject to any private ruling, closing agreement or any other agreement with any Taxing Authority.

(j) Neither the Company nor SSI is or has been, during the last five (5) years and, to the Knowledge of Seller, neither the Company nor SSI has ever been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Section 1.6011-4(b)(2) of the Treasury Regulations.

(k) The Company is and has been, since January 1, 2015, classified for U.S. federal, state and local income tax purposes as a disregarded entity, not as a partnership or a corporation or an association taxable as a corporation.

(l) SSI is and has been, since at least September 30, 2011, a C-corporation for U.S. federal, state and local tax purposes.

(m) Except as set forth on Schedule 3.13(m), during the last five (5) years, and, to the Knowledge of Seller, neither the Company nor SSI has ever (i) had a permanent establishment in any country other than the country under the Law of which it is organized, as defined in any applicable treaty or convention between such country and the jurisdiction of the entity’s incorporation or formation or (ii) engaged in activities in any country, other than the country under the Law of which it is organized or in a country in which it is authorized to operate, that would subject it to taxation by such country

(n) Asset Seller has filed or caused to be prepared and filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and all such Tax Returns continue to be true and correct in all material respects.

(o) Asset Seller has paid all Taxes due and payable by it within the prescribed timeframes.

(p) No claim has ever been made by any Taxing Authority in any jurisdiction outside of Canada that Asset Seller is required to file a Tax Return in such jurisdiction.

(q) Asset Seller has withheld from each payment made to any Person, including its present or former employees and all Persons who are or are deemed to be non-residents of Canada for purposes of the Tax Act, all amounts required by applicable Law to be withheld, and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Asset Seller has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees to the proper Governmental Entity within the time required under applicable Law.

(r) Asset Seller has collected all amounts required to be collected by it on account of Transfer Taxes or other Taxes required by applicable Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by applicable Law to be remitted by it.

(s) There are no liens for Taxes upon, pending against or, to the Knowledge of Seller, threatened against any of the Transferred Assets.

(t) Asset Seller is not a non-resident of Canada for the purposes of section 116 of the Tax Act.

(u) Asset Seller is duly registered under the Excise Tax Act (Canada) for the purposes of GST.

(v) Asset Buyer will not be liable for any Successor Taxes of Asset Seller.

Section 3.14 Environmental Matters.

(a) Each of the Company, SSI and Asset Seller is in compliance with applicable Environmental Laws, except for any noncompliance that would not have a Material Adverse Effect.

(b) Neither the Company, SSI nor Asset Seller has received written notice from any Governmental Entity that it is subject to any pending claim (i) based upon any provision of any Environmental Law and arising out of any act or omission of the Company, SSI, Asset Seller or any of their respective employees, agents or representatives, or (ii) arising out of the ownership, use, control or operation by the Company, SSI or Asset Seller of any facility, site, area or property from which there was a Release of any Hazardous Substance, in each case, which claim, if adversely resolved, would have a Material Adverse Effect.

Section 3.15 Compliance with Laws; Licenses and Permits.

(a) Except as set forth on Schedule 3.15(a), (1) each of the Company and SSI is in material compliance with all Laws applicable to it or its business, properties or assets and (2) Asset Seller is in material compliance with all Laws applicable to the Transferred Assets.

(b) The Company and SSI have complied, in all material respects, with the Export Administration Regulations, the International Traffic in Arms Regulations, the statutes, regulations, and Executive Orders administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, the Foreign Corrupt Practices Act, the U.S. import laws administered by U.S. Customs and Border Protection, the Corruption of Foreign Public Officials Act (Canada), and any other applicable Laws concerning or related to bribery or corruption (collectively, “Anticorruption Laws”). To the Knowledge of Seller, no director, officer, manager, member, or employee acting for or on behalf of any of the Company, SSI or Asset Seller in connection with the Business is, or during the past five (5) years has been, in violation of any Anticorruption Law. Neither the Company nor SSI nor Asset Seller has received any written notice alleging any such violation of any Anticorruption Law.

(c) Schedule 3.15(c) sets forth a true, correct and complete list of all Licenses held by the Company or SSI or, in respect of the Transferred Assets, Asset Seller. Except as set forth on Schedule 3.15(c), each of the Company, SSI and Asset Seller owns or possesses all Licenses that are necessary to enable it to carry on its operations as presently conducted, except, in each case, where the failure to own or possess any such License would not adversely affect the Company or SSI or the Transferred Assets in a material way. Neither the Company nor SSI have received written notice of any proceedings pending or, to the Knowledge of Seller, threatened, relating to the suspension, revocation or modification of any material License which is required for the operation of the business of the Company and SSI as presently conducted.

(d) None of the representations and warranties contained in this Section 3.15 shall be deemed to relate to environmental matters (which are governed exclusively by Section 3.14), employee benefits matters (which are governed exclusively by Section 3.16), or tax matters (which are governed exclusively by Section 3.13).

Section 3.16 Employee Benefit Plans.

(a) Except as set forth on Schedule 3.16(a), the Company, Asset Seller and SSI are not a party to, and no employee or former employee, including retirees, of the Company, Asset Seller or SSI benefits by virtue of his or her employment or former employment with the Company, Asset Seller or SSI, under any Canadian Employee Benefit Plans or other Employee Benefit Plans, and none of the Company, SSI, or Asset Seller sponsor, maintain or contribute to, and have any obligation to contribute to, any Canadian Employee Benefit Plans or other Employee Benefit Plan that is required to be registered as a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act.

(b) To the extent applicable with respect to each Employee Benefit Plan, including Canadian Employee Benefit Plans, true, correct and complete copies of the most recent documents described below have been delivered to Buyers, including but not limited to: (i) IRS determination letter and any outstanding request for a determination letter; (ii) Form 5500 for each Employee Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code for the three most recent plan years, including, without limitation, all schedules thereto, all financial statements with attached opinions of independent accountants and all actuarial reports and valuations; (iii) ruling letter and any outstanding request for a ruling letter with respect to the tax-exempt status of any VEBA which is funding or otherwise exists with respect to such Employee Benefit Plan; (iv) all plan documents and amendments and any written policies and/or procedures used in plan administration; (v) and current summary plan descriptions and any summaries of material modifications.

(c) With respect to each Employee Benefit Plan which is subject to the provisions of Title IV of ERISA in which the Company and SSI participate or have participated, (i) no accumulated funding deficiency, if applicable, within the meaning of ERISA Section 302 or Code Section 412 has been incurred, whether or not waived; and (ii) the Company and SSI do not have any liability for any Liens imposed under ERISA.

(d) Neither the Company nor any ERISA Affiliate contributes to, has ever had any obligation to contribute to, has ever had any liability (including withdrawal liability as defined in Section 4201 of ERISA) under or with respect to, and has never been a member of a controlled group which contributed to any (i) multiemployer plan within the meaning of Sections 3(37) or 4001(a)(3) of ERISA, (ii) “multiple employer plan” within the meaning of Section 210, 4063 or 4064 of ERISA or Section 413(c) of the Code, (iii) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (iv) “multi-employer plan” within the meaning of Section 147.1(1) of the Tax Act. To the Knowledge of Seller, the Company and SSI have no liability by virtue of its being a member of a controlled group with a person who has liability under the Code or ERISA.

(e) Each Employee Benefit Plan has been established, administered, funded and operated in accordance with its terms and in compliance with applicable Laws, including but not limited to ERISA and the Code. No suit, claim, action, proceeding, investigation, grievance, arbitration or other manner of litigation has been made, commenced or threatened with respect to any Employee Benefit Plan (other than routine claims for benefits payable in the Ordinary Course, and appeals of such denied claims).

(f) Each Employee Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS on which the Company and SSI are entitled to rely. To the Knowledge of Seller, no event has occurred and no condition exists which would reasonably be expected to result in the revocation of any such determination letter or opinion letter.

(g) The Company and SSI have made an offer of affordable minimum essential coverage to their respective employees in the manner contemplated under Section 4980H of the Code to the extent required to avoid the adverse Tax consequences thereunder, and the Company and SSI are not otherwise liable or responsible for any assessable payment, Taxes, or other penalties under Section 4980H of the Code or otherwise under the Affordable Care Act or in connection with requirements relating thereto.

(h) Each Employee Benefit Plan that provides for the deferral of compensation subject to Section 409A of the Code is properly documented in writing and operated in compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder. No employee, former employee, or individual who has provided services to the Company or SSI is or has been subject to any Tax or penalty under Section 409A of the Code due to a documentary or operational failure, and no such documentary or operational failures have occurred, whether or not such failures were corrected pursuant to applicable IRS guidance.

(i) None of the Employee Benefit Plans, including Canadian Employee Benefit Plans, provide benefits beyond retirement or other termination of service to employees or former employees or to their beneficiaries or dependents, except as required by applicable Law or under Canadian common law.

(j) All contributions with respect to the Employee Benefit Plans for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the Closing Date) will be made prior to the Closing Date by the Company and SSI and all members of the controlled group in accordance with past practice and the recommended contribution in the applicable actuarial report. All contributions to the Employee Benefit Plans have been made on a timely basis in accordance with ERISA and the Code. All insurance premiums (including premiums to the PBGC) have been paid in full, subject only to normal retrospective adjustments in the Ordinary Course, with regard to the Employee Benefit Plans for policy years or other applicable policy periods ending on or before the Closing Date.

(k) Except as set forth on Schedule 3.16(l), the Company and SSI have not terminated or taken action within the last six (6) taxable years to terminate (in part or in whole) any employee benefit plans as defined in ERISA Section 3(3). All employee benefit plan terminations have been carried out in accordance with all provisions of the law and any rulings or regulations of any administrative agency, including, without limitation, all applicable reporting and other provisions of the Code and ERISA and with respect to the PBGC.

(l) Neither the Company and SSI nor, to the Knowledge of Seller, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Employee Benefit Plan that would reasonably be expected to result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code.

(m) Except as set forth in Schedule 3.16(m), the consummation of the transactions contemplated by this Agreement, other than by reason of actions taken by either Buyer following the Closing, will not (i) entitle any current or former employee of the Company, Asset Seller and SSI to severance pay or unemployment compensation or (ii) constitute an event under any Employee Benefit Plan that will result in any payment, acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits or increase in the amount of any compensation due with respect to any current or former employee of the Company and SSI.

(n) All expenses and liabilities relating to all of the Employee Benefit Plans have been, and will on the Closing Date be, fully and properly accrued on the Company’s books and records and the Company’s financial statements reflect all of such liabilities in a manner satisfying the requirements of Financial Accounting Standards 87 and 88. The statements of assets and liabilities of the Employee Benefit Plans as of the end of the most recent three fiscal years for which information is available, and the statements of changes in fund balances, financial position and net assets available for benefits under such Employee Benefit Plan(s) for such fiscal years fairly represent the financial condition of such Employee Benefit Plan(s) as of such date and the results of operations thereof for the year ended on such date, all in accordance with GAAP applied on a consistent basis.

Section 3.17 Employees; Labor Relationships.

(a) None of the employees of the Company and SSI nor any Transferred Employee are represented by a labor organization or group that was either voluntarily recognized or certified by any labor relations board (including the National Labor Relations Board) or by any other Governmental Entity. Neither the Company nor SSI nor Asset Seller is a signatory to, or bound by, a collective bargaining agreement with any trade union, labor organization or group.

(b) No labor dispute, walk out, strike, hand billing, picketing, refusal to cross picket lines, or work stoppage involving the employees of the Company or SSI or the Transferred Employees has occurred, is in progress or, to the Knowledge of Seller, has been threatened in the last two (2) years.

(c) No former employee of the Company and SSI is entitled to any continuing or contingent benefits from the Company and SSI. No officer, director, employee, or independent contractor of the Company and SSI or any Transferred Employee is indebted to the Company and SSI except for advances for ordinary business expenses on a basis consistent with past practices, nor is the Company and SSI indebted to any officer, director, manager, member, employee, Transferred Employee, or independent contractor except for compensation earned by any such Person during the current payroll period.

(d) Each employee of the Company or SSI and each Transferred Employee who requires authorization from a Governmental Entity to work in such employee’s place of work has the necessary immigration documentation, work authorization or other necessary permission. The Company and SSI are in compliance with all applicable Laws regarding immigration and/or employment of non-citizen workers, work authorization, and the use of E-Verify or similar work authorization verification systems. There is no pending or, to Knowledge of Seller, threatened, investigation by any branch or department of the U.S. Immigration and Customs Enforcement, or other federal, state, local or foreign agency charged with administration and enforcement of immigration Laws.

(e) Neither the Company nor SSI has, since January 1, 2012, experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act, as amended, or any state, local or foreign Law governing plant closings or mass layoffs.

(f) To the Knowledge of Seller, each of the Company, SSI and Asset Seller, with respect to the Transferred Employees, is in material compliance with all applicable Laws relating to employment and employment practices, including without limitation Laws relating to wages, hours, meal breaks, rest breaks, employee classification, immigration, work authorization, discrimination, harassment, privacy, the payment of bribes or kickbacks, wage-related notices, wage statements, frequency or method of wage payments, payroll-tax withholdings, vacation time, sick time, and other personnel-related recordkeeping, plant closings and mass layoffs, changes in operations, retaliation, whistleblowing, unemployment insurance, workers’ compensation, family and medical leave, accommodations, and occupational safety and health requirements. Since January 1, 2012, each Person performing work for the Company and SSI under a non-employee classification, including but not limited to independent contractors, consultants, interns, or otherwise, has satisfied the requirements of applicable Law to be so classified at all times when such non-employee classification has been in place. To the Knowledge of Seller, since January 1, 2012, each employee performing work for the Company and SSI and each Transferred Employee has been classified properly as exempt or non-exempt under applicable Law relating to regular wages and overtime compensation.

Section 3.18 Certain Fees. Except as set forth on Schedule 3.18, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Seller, the Company or any of their Affiliates.

Section 3.19 Insurance Policies. Schedule 3.19 contains a true, correct and complete list of all insurance policies (other than those underlying Employee Benefit Plans) carried by or for the benefit of the Company or SSI or covering the Transferred Assets. All insurance policies and bonds with respect to the business and assets of the Company and SSI are in full force and effect in all material respects, and all premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will be paid when due. Since January 1, 2016, the Company and SSI have not received any written notice of cancellation, material change in premium or denial of renewal in respect of any of the insurance policies required to be listed on Schedule 3.19. The Company and SSI are not in material default with respect to any provision contained in any such insurance policies or has failed to give any notice or present any material claim under any such insurance policy in due and timely fashion.

Section 3.20 Title to Assets; Sufficiency.

(a) The Company and SSI have good and valid title to, or a valid leasehold interest in, all of their assets, free and clear of Liens except for Permitted Liens. Asset Seller has good and valid title to all of the Transferred Assets, free and clear of Liens except for Permitted Liens.

(b) Each item of material tangible personal property of the Company and SSI or included in the Transferred Assets is in all material respects in operable condition and good repair, subject to normal wear and tear, ongoing repairs or refurbishments in the ordinary course and obsolescence in the Ordinary Course.

(c) Schedule 3.20(c) sets forth each of the bank accounts of each of the Company and SSI or which is included in the Transferred Assets, as of the date hereof.

(d) Except for the assets to be made available to the Company, SSI and Asset Buyer pursuant to the Transition Services Agreement—US and the Transition Services Agreement—Canada, the Transferred Assets and the assets owned or licensed by the Company and SSI are all of the assets that are required to carry on the Business immediately following the Closing in all material respects as it is currently being conducted.

Section 3.21 Government Contracts.

(a) Contracts. Each active Government Contract with a current total contract value in excess of $500,000 to which the Company or SSI is a party or which is included in the Transferred Assets, and with a period of performance that has not expired, is listed on Schedule 3.21(a) (the “Company Government Contracts”) and has been delivered or made available to Buyers. With respect to each Company Government Contract, (i) each is legal, valid and binding on the Company, SSI, or Asset Seller (as applicable) and is in full force and effect; and (ii) to the Knowledge of Seller, as of the date hereof, no Company Government Contract is the subject of any pending bid or award protest proceedings.

(b) Bids. Schedule 3.21(b) lists and identifies each outstanding Government Bid with a current total anticipated contract value exceeding $500,000.

(c) Compliance. Each of the Company, SSI, and Asset Seller is in compliance with all material terms and conditions of its Company Government Contracts (if any), whether incorporated expressly, by reference, or by operation of Law relating to the safeguarding of and access to classified information. None of the Company, SSI, or Asset Seller have received a cure notice in connection with a Company Government Contract. None of the Company, SSI, or Asset Seller have been terminated for default, suspended, or debarred from contracting by a Governmental Entity.

(d) Disputes, Claims and Litigation. To the Knowledge of Seller, neither the Company nor SSI are currently under or identified in any administrative, civil or criminal investigation or indictment, nor is it a party to any administrative or civil litigation, involving alleged false statements, false claims or other misconduct, relating to any of the Company Government Contracts or Government Bids that has been communicated in writing to the Company or SSI. The Company and SSI have not received a document subpoena or been the subject of an enforcement action in connection with a contract involving a Governmental Entity.

Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, this Section 3.21 are the sole and exclusive representations and warranties regarding Government Contract matters.

Section 3.22 Customers and Suppliers.

(a) Schedule 3.22(a) sets forth (i) a list of the top ten (10) customers of the Company, SSI and Asset Seller with respect to the Business on a consolidated basis by dollar amount of sales to such customers (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer with respect to the Business during such periods, in each case for the fiscal year ended December 31, 2017. The Company, SSI and Asset Seller have not received any written, or to the Knowledge of Sellers, oral, indication or notice to the effect that any such Material Customer will, or intends to, stop, materially adversely modify its relationship with respect to, or materially change the payment or price terms with respect to, buying products or services from the Company, SSI, or Asset Seller, other than pursuant to the terms of its agreement with the Company.

(b) Schedule 3.22(b) sets forth (i) a list of the top ten (10) vendors to the Company, SSI and Asset Seller with respect to the Business on a consolidated basis by dollar amount of sales to the Company, SSI and Asset Seller (collectively, the “Material Suppliers”); and (ii) the amount of consideration paid by the Company, SSI and Asset Seller during such periods, in each case for the first quarter of 2018. The Company, SSI and Asset Seller have not received any written, or to the Knowledge of Sellers, oral, indication or notice to the effect that any such Material Supplier will, or intends to, stop, materially adversely modify its relationship with respect to, or materially change the payment or price terms with respect to, selling products or services to the Company, SSI or Asset Seller.

Section 3.23 Affiliated Transactions. Excluding any assets, property, services or rights to be made available to the Company and SSI pursuant to the Call Center Agreement, Transition Services Agreement—US and the Transition Services Agreement—Canada and those items set forth on Schedule 3.23, no officer, director, manager or Affiliate of any Seller, the Company or SSI (other than the Company and SSI) is a party to any agreement or contract that is still in effect with the Company or SSI or has any ownership interest in any material property owned by any of the Company or SSI.

Section 3.24 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in Article III (as modified by the Schedules hereto), neither Sellers nor any other Person makes any other express or implied representation or warranty with respect to Sellers, the Company, SSI, the Transferred Assets, or the transactions contemplated by this Agreement, including with respect to the probable success or profitability of the Company or SSI. Sellers are not, directly or indirectly, making any representations or warranties regarding any future events, prospects, pro forma financial information, financial projections or other forward-looking statements of the Company or SSI or the Transferred Assets. It is understood that any due diligence materials made available to either Buyer or its Affiliates or their respective representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Sellers, the Company, their Affiliates or their respective representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYERS

Buyers hereby jointly and severally represent and warrant to Sellers as of the date hereof as follows:

Section 4.1 Organization. Equity Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has the power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Asset Buyer is a British Columbia unlimited liability company duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has the power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

Section 4.2 Authorization. Each Buyer has the requisite power and authority to enter into this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and the Transaction Documents to which it is party have been duly executed and delivered by each Buyer and, when duly executed by all other Parties, constitute the valid and binding agreement of such Buyer, enforceable against such Buyer in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3 Consents and Approvals; No Violations.

(a) The execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement does not and will not (i) conflict with or result in any violation of the organizational documents of either Buyer or any resolution adopted by either Buyer’s board of directors or shareholders, as applicable, or (ii) violate any Law or other restriction of any Governmental Entity.

(b) The execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement does not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation under, or require any consent, notice or waiver, or result in any loss of a material benefit, under any material Contract to which either Buyer is a party or by which either Buyer or any of its assets may be bound.

Section 4.4 Litigation. There is no claim, action, suit, proceeding or governmental investigation pending or, to the knowledge of Buyers, threatened against either Buyer, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or the Transaction Documents or which would be reasonably likely to adversely affect or restrict either Buyer’s ability to consummate the transactions contemplated by this Agreement or the Transaction Documents.

Section 4.5 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, each Buyer and its Subsidiaries, including the Company, shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any of Buyers and its Subsidiaries, including the Company. In connection with the transactions contemplated by this Agreement, Buyers have not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

Section 4.6 Independent Review. Buyers have conducted their own independent review and analysis of the Company and its condition, cash flow and prospects, as Buyers deem necessary and acknowledges that Buyers have been provided access to the properties, premises and records of the Company for this purpose. In entering this Agreement, Buyers have relied exclusively upon their own investigation and analysis and the representations and warranties contained herein. Buyers acknowledge that, except for the representations and warranties in Article III, Sellers do not make any representations or warranties as to the accuracy or completeness of any information provided to either Buyer, including with respect to any financial projections.

Section 4.7 Certain Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of either Buyer or any of their Affiliates for which Sellers or any of their Affiliates would be liable.

Section 4.8 Condition of the Business. Notwithstanding anything contained in this Agreement to the contrary, Buyers acknowledge and agree that Sellers are not making any representations or warranties whatsoever, express or implied, beyond those expressly given by Sellers in Article III (as modified by the Schedules hereto), and Buyers acknowledge and agree that, except for the representations and warranties contained therein, the Transferred Assets and the assets and the business of the Company and SSI are being transferred on a “where is” and, as to condition, “as is” basis. Any claims Buyers may have for breach of representation or warranty shall be based solely on the representations and warranties of Sellers set forth in Article III (as modified by the Schedules hereto).

Section 4.9 Registration for GST. Asset Buyer is duly registered under the Excise Tax Act (Canada) for the purposes of GST.

ARTICLE V

COVENANTS

Section 5.1 Public Announcements. Except as otherwise required by Law, neither Party shall, and each Party shall cause its Affiliates not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned.

Section 5.2 Tax Matters. The following provisions govern the allocation between Buyers, on the one hand, and Sellers, on the other hand, of responsibility for certain Tax matters following the Closing Date:

(a) Tax Consequences and Reporting. For applicable income Tax purposes, the sale and purchase of the Membership Interests shall be treated as acquisition by Equity Buyer of 100% of the Company’s assets, an assumption by Equity Buyer of 100% of the Company’s liabilities and a sale by Equity Seller of 100% of the Company’s assets. No Party hereto shall take any position or file any Tax Return for applicable income Tax purposes inconsistent with such treatment.

(b) Valuation of Company Assets. The Parties acknowledge that the fair market values of the Company’s assets as of the Closing Date will be mutually agreed within sixty (60) days of the determination of the Final Closing Statement and that the Purchase Price shall be allocated among the assets in accordance with such valuation. The Parties shall use such values and allocation for all Tax and accounting purposes under this Agreement. No Party shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such valuation unless required to do so by applicable Law. In the event the Parties are unable to agree on such allocation during such sixty (60) day period, the Parties shall resolve the disagreement pursuant to the terms and conditions of Section 2.7(d), with such changes as are necessary to apply such dispute resolution procedure to this disagreement.

(c) Seller Tax Returns. Equity Seller shall at its expense prepare or cause to be prepared and timely filed, and the Company shall take any steps necessary to authorize Equity Seller to file: (i) any income (or similar) Tax Returns of or including the Company for the taxable year ending on or immediately prior to the Closing Date (the “Final Short Year”), (ii) any income (or similar) Tax Returns of or including SSI for the Final Short Year, and (iii) any other Tax Returns of or including the Company or SSI for taxable periods ending prior to the Closing Date (in each case, and collectively with the Final Short Year, a “Pre-Closing Tax Period”) that taking into account extensions timely filed by or on behalf of the Company or SSI, were not required to be filed prior to the Closing Date (each such Tax Return referenced in this sentence, a “Seller Tax Return”). All Seller Tax Returns shall be prepared in a manner consistent with past customs and practices employed by the Company to the extent not inconsistent with applicable Law and by Ernst & Young US LLP or, if not such firm, another accounting firm reasonably acceptable to Equity Buyer. At least thirty (30) days prior to the due date for each such Seller Tax Return (taking into account any extensions timely filed by Equity Seller) of the Company or SSI which, for the avoidance of doubt shall not include any return including the Equity Seller (each such Seller Tax Return referenced in this sentence, a “Separate Seller Tax Return”), Equity

Seller shall submit a draft of each Separate Seller Tax Return (together with the related work papers and supporting information) to Equity Buyer for its review or its designee’s review prior to filing. Equity Buyer (or its designee) shall review and comment on such draft Separate Seller Tax Returns in good faith within fifteen (15) days after receipt thereof. If Equity Buyer (or its designee) delivers comments in writing to Equity Seller within such period, Equity Seller shall cause any such reasonable comments to be reflected on such Separate Seller Tax Returns unless such comments: (i) could materially affect a taxable period (including the portion of a Straddle Period) ending prior to the Closing Date; (ii) are inconsistent with the Company’s past practices; or (iii) are inconsistent with applicable Law as of the date the applicable Separate Seller Tax Return is filed. In the event of a disagreement concerning any Separate Seller Tax Return or any comments made by Equity Buyer thereto pursuant to this Section 5.2(c), Equity Seller and Equity Buyer shall use their respective good faith efforts to resolve any disagreement in connection with Equity Buyer’s comments. Equity Seller shall pay any and all Taxes due and payable with respect to a Seller Tax Return when such Seller Tax Return is filed, unless the Tax due and payable for the taxable period reflected on such Seller Tax Return was included in the calculation of the Closing Cash Proceeds as reflected on the Final Closing Statement.

(d) Other Pre-Closing Tax Returns and Straddle Period Returns. Except as provided in Section 5.2(c), Equity Buyer shall, at its expense, prepare (or cause to be prepared), and the Equity Seller shall take any steps necessary to authorize Equity Buyer or the Company to timely file each Tax Return of, but, for the avoidance of doubt, not including, the Company and SSI for a Pre-Closing Period that, taking into account extensions timely filed by or on behalf of the Company or SSI, were not required to be filed prior to the Closing Date (in each case, a “Other Pre-Closing Returns”). Equity Buyer shall, at its expense, prepare (or cause to be prepared) and file, and Equity Seller shall take any steps necessary to authorize Equity Buyer to file, all Tax Returns of the Company and SSI for any taxable period of the Company and SSI starting on or before the Closing Date and ending after the Closing Date (in each case, a “Straddle Period Return” and such taxable period, a “Straddle Period”). Each Other Pre-Closing Tax Return and each Straddle Period Return (collectively, “Buyer Returns”) shall be prepared in a manner consistent with past customs and practices employed by or on behalf of the Company and SSI to the extent not inconsistent with applicable Law. At least thirty (30) days prior to the due date for each such Buyer Return (taking into account any extensions timely filed by or on behalf of the Company and SSI), Equity Buyer shall submit a draft of each Buyer Return (together with the related work papers and supporting information) to Equity Seller for its review or its designee’s review and comment prior to filing. Equity Seller (or its designee) shall review and comment on each such Buyer Return in good faith within fifteen (15) days after receipt thereof. If Equity Seller (or its designee) delivers comments in writing to Equity Buyer within such period, Equity Buyer shall cause any such reasonable comments to be reflected on such Buyer Return unless such comments: (i) could materially affect a taxable period (including the portion of a Straddle Period) beginning after the Closing Date; (ii) are inconsistent with past practices; or (iii) are inconsistent with applicable Law as of the date the applicable Buyer Return is filed. In the event of a disagreement concerning any Straddle Period Return or any comments made by Equity Seller thereto pursuant to this Section 5.2(d), Equity Seller and Equity Buyer shall use their respective good faith efforts to resolve any disagreement in connection with Equity Seller’s comments before Equity Buyer files such Straddle Period Returns by the applicable due date. Equity Seller shall pay any and all Taxes due and payable with respect to an Other Pre-Closing Return when such Other Pre-Closing Return is filed, unless the Tax due and payable for the taxable period reflected on such Other Pre-Closing Return was included in the calculation of the Closing Cash Proceeds as reflected on the Final Closing Statement. All Taxes relating to a “Straddle Period” shall be allocated between Equity Seller (on one hand) and Equity Buyer (on the other), as provided in Section 5.2(e).

(e) Straddle Period Allocations. For purposes of determining the amount of Taxes that are payable for a Straddle Period, the portion of such Taxes which relate to the pre-Closing portion of the Straddle Period ending on the Closing Date shall: (i) in the case of Taxes such as real and personal ad valorem taxes, sales taxes, employment taxes and other similar Taxes that, in each case, are not measured by or based on income, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by the fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date (at the end of such Closing Date), and the denominator of which is the number of days in the entire Straddle Period; and (ii) in the case of all other Taxes, be deemed equal to the amount of Taxes which would be payable if the relevant Straddle Period ended on and included the Closing Date (at the end of such Closing Date). Equity Seller shall have the obligation to pay solely those Taxes shown as due and payable by the Company or SSI on the applicable Straddle Period Returns with respect to the pre-Closing portion of a Straddle Period allocated to the Company and SSI. Equity Seller shall pay to Equity Buyer those Taxes allocated to the Company or SSI in the prior sentence no later than ten (10) Business Days before Equity Buyer is required to file such Straddle Period Returns with the applicable Taxing Authority (taking into account any extensions timely filed by the Company), except to the extent that such pre-Closing amount of the specific Taxes for a Straddle Period was included as a current liability in the calculation of Net Working Capital as a component of the Closing Cash Proceeds as reflected on the Final Closing Statement.

(f) Tax Refunds. Equity Seller will be entitled to all refunds, credits or reductions of Tax of the Company and SSI for periods or partial periods ending on or before the Closing Date. Within ten (10) Business Days after the receipt of such refund, Equity Buyer shall pay or cause to be paid to Equity Seller any Tax refunds received by the Company or SSI (or Tax refunds to which the Company becomes entitled after filing a Tax refund claim) with respect to Taxes of the Company for all Pre-Closing Tax Periods and Straddle Periods (to the extent the refund for such Straddle Period is allocated under Section 5.2(e) to the portion of the Straddle Period ending on and including the Closing Date) and is not reflected as a current asset in the calculation of Net Working Capital as a component of the Closing Cash Proceeds as reflected on the Final Closing Statement. If after the Closing Date, Equity Seller determines that the Company or SSI are entitled to file or make a formal or informal claim for refund or an amended Tax Return providing for a refund with respect to any Pre-Closing Tax Period, Seller at its expense shall be entitled to file or make such Tax refund claim or amended Tax Return on behalf of the Company or SSI (and the Company shall reasonably cooperate with Seller in making such filings), provided that such Pre-Closing Tax Period refund claim or amended Tax Return is not reasonably expected to increase Equity Buyer’s liability for Taxes for any post-Closing Tax period. For any Pre-Closing Tax Period refund claims relating solely to the Company or SSI or any amended Tax Return for a Pre-Closing Tax Period not including Equity Seller, (i) Equity Buyer will have reasonable approval rights over filing any such Pre-Closing Tax Period refund claims or amended Tax Return, and (ii) Equity Seller will keep Equity Buyer apprised, in writing, of any proceedings with respect to any such Pre-Closing Tax Period refund claim or amended Tax Return.

(g) Post-Closing Tax Returns. Equity Buyer shall at its expense cause to be prepared and timely filed all Tax Returns for tax periods beginning after the Closing Date.

(h) Amendment of Tax Returns by Buyer. Without the prior written consent of Equity Seller, which consent shall not be unreasonably withheld, conditioned, or delayed, no Buyer shall, with respect to the Company or the Transferred Assets: (i) file or amend any Tax Return with respect to a Pre-Closing Tax Period; (ii) amend any Straddle Period Tax Returns that have been filed; or (iii) extend or waive any statute of limitations or other period for the assessment of any Tax that relates to a Pre-Closing Tax Period.

(i) Post-Closing Actions. Equity Buyer covenants that it will not cause or permit the Company: (i) to take any action on or after the Closing Date that would reasonably be expected to give rise to any Tax liability of the Company or SSI or that would reasonably be expected to give rise to any indemnity obligation in favor of either Buyer under Article VII; or (ii) make or change any Tax election, amend any Tax Return or take any Tax Return position on any Tax Return, take any action, omit to take any action or enter into any transaction, merger or restructuring that results in any increased Tax liability of the Company or SSI in respect of any Pre-Closing Tax Period or pre-Closing portion of a Straddle Period.

(j) Transfer Taxes. Buyers shall be responsible for 50%, and Sellers shall be responsible for 50%, of all Transfer Taxes (other than GST and any Canadian provincial or territorial sales tax). Asset Buyer shall be responsible for 100% of all GST and any applicable Canadian provincial or territorial sales tax in connection with the purchase of the Transferred Assets. Buyers shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law or to the extent reasonably requested, each Party shall, cooperate in the preparation and filing and join in the execution of any such Tax Returns and other documentation. Any GST or other applicable Canadian provincial or territorial sales tax paid by Asset Buyer to Asset Seller in connection with the purchase of the Transferred Assets shall be paid by Asset Seller to the appropriate Governmental Entity as soon as possible after the receipt of such amount by Asset Seller.

(k) Tax Election regarding Transferred Assets. At the option of Asset Seller, Asset Seller and Asset Buyer shall jointly elect to have the rules in subsection 20(24) of the Tax Act (and the corresponding provisions of applicable provincial Tax legislation) apply in respect of amounts relating to obligations of Asset Seller from the Transferred Assets that are described in paragraph 12(1)(a) of the Tax Act (and the corresponding provisions of provincial Tax legislation) and that Asset Buyer assumes pursuant to this Agreement. Asset Seller and Asset Buyer acknowledge that at the Effective Time, Asset Seller will transfer a portion of the Transferred Assets having a value equal to the amount of such obligations as consideration for the assumption thereof by Asset Buyer.

(l) Cooperation and Records Retention. Sellers and Buyers shall (and Equity Buyer shall cause the Company to): (i) each provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, audit, or other examination by any Taxing Authority or judicial or administrative proceedings relating to liability for Taxes; (ii) each retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding, or determination; and (iii) each provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other for any period. Without limiting the generality of the foregoing, Equity Buyer shall cause the Company and SSI to retain, until the applicable statutes of limitations (including any extensions or tolling thereof) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such returns for all Tax periods or portions thereof ending before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing Sellers with a reasonable opportunity to review and copy the same. Each Party shall bear its own expenses in complying with the foregoing provisions.

(m) Tax Contests.

(i) After the Closing, Equity Buyer shall, and shall cause the Company and SSI to, promptly notify Equity Seller in writing upon receipt of any written notice, or becoming aware, of any audit, examination, or proceeding with respect to Taxes which, if determined adversely to the taxpayer, would be reasonable grounds for a Tax indemnification claim in favor of Equity Buyer under Article VII (a “Tax Claim”).

(ii) In the case of any audit, examination or other proceeding that relates to any Taxes for which a Tax Claim in favor of Equity Buyer may be brought, and notwithstanding any other provisions of Article VII, Equity Seller shall have the right at its sole expense utilizing such tax counsel or tax accountants of its own choosing, to control the defense of such Tax Claim, provided that: (i) Equity Seller acknowledges in writing Equity Seller’s indemnity obligation in favor of Equity Buyer under Article VII with respect to such Tax Claim, and (ii) Equity Seller shall not settle such audit or proceeding if such settlement could reasonably be expected to adversely affect the Buyer Indemnified Parties without the prior written consent of Equity Buyer (which consent shall not be unreasonably withheld, delayed or conditioned).

(iii) Equity Buyer may also participate at its sole expense in such audit or proceeding and, if Equity Seller does not assume the defense of such audit or proceeding, Equity Buyer may defend the same in such manner as it may reasonably deem appropriate, including settling such audit or proceeding, provided that Equity Buyer shall not settle such audit or proceeding to the extent affecting Taxes for which Equity Buyer is seeking to be indemnified hereunder without the prior written consent of Equity Seller (which consent shall not be unreasonably withheld, delayed or conditioned).

(iv) Although this Section 5.2(m) describes the procedure for dealing with Tax Claims, the indemnification obligations of Seller for Tax Claims shall be subject to the provisions and limitations of Article VII.

(n) No Warranty of Tax Benefits to Equity Buyer. Notwithstanding anything to the contrary in this Agreement, Buyers and Sellers acknowledge and agree that: (i) Sellers are not warranting to Buyers either the existence or amount of any Tax benefit that may be available to Buyers by virtue of the consummation of the transactions contemplated by this Agreement and (ii) Buyers shall not be entitled to make any indemnification claim under Article VII against Sellers as a result of any Tax benefit available to Buyers as a result of the consummation of the transactions contemplated by this Agreement as ultimately allowed by any Taxing Authority being less than Buyers expected or anticipated.

(o) SSI 338(h)(10) Election. So long as such election does negatively impact Equity Seller’s tax position, at Equity Buyer’s request, Equity Seller and Equity Buyer shall jointly make a timely election provided for by Section 338(h)(10) of the Code and any analogous state, local or foreign tax election to the extent such election is separately available (the “Election”) with respect to the transactions contemplated by this Agreement. The Purchase Price shall be allocated among the assets of SSI for purposes of completing all forms of any nature necessary to effectuate the Election in accordance with applicable U.S. Treasury regulations, as mutually agreed by Equity Seller and Equity Buyer.

Section 5.3 Employee Matters.

(a) Each employee who continues his or her employment with the Company and SSI on and after the Closing Date (each, a “Continuing Employee”) shall be given credit for all service with the Company, SSI and ERISA Affiliates, and their predecessors under any employee benefit plans or arrangements of Equity Buyer and its Affiliates (including the Company), including any such plans providing PTO, vacation, sick pay, severance and retirement benefits, in which such Continuing Employees participate for purposes of eligibility, vesting and entitlement to benefits, including for severance benefits and PTO or vacation entitlement (but not for accrual of pension benefits), to the extent past service was recognized for such Continuing Employees under the comparable plans of the Company immediately prior to the Closing. Notwithstanding the foregoing, nothing in this paragraph shall be construed to require crediting of service that would result in (i) duplication of benefits or (ii) service credit for benefit accruals under a defined benefit pension plan.

(b) Equity Buyer or its Affiliates shall use commercially reasonable efforts to cause welfare benefit plans provided to Continuing Employees following the Closing (i) to waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees to the extent that such conditions, exclusions or waiting periods would not apply under the comparable Employee Benefit Plans as of Closing, and (ii) for the plan year in which the Closing Date occurs, to credit each Continuing Employee with any co-payments, deductibles and out-of-pocket expenses paid prior to the Closing Date (or effective date of such coverage, if later) toward satisfaction of any applicable deductible or out-of-pocket maximums or other requirements under such plans.

(c) Notwithstanding anything in this Section 5.3 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Employee Benefit Plan maintained by the Company and SSI, or any Employee Benefit Plan maintained by Equity Buyer or any of its Affiliates, or shall limit the right of the Company, SSI, or Equity Buyer to amend, terminate or otherwise modify any such plan following the Closing.

If (i) a party other than the Parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any such plan, and (ii) such provision is deemed to be an amendment to such plan even though not explicitly designated as such in this Agreement, then, solely with respect to such plan at issue, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.

(d) The Parties acknowledge and agree that all provisions contained in this Section 5.3 are included for the sole benefit of the Parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third-party beneficiary or other rights (i) in any other Person, including, without limitation, any employee or former employee of the Company or SSI (including the Continuing Employees), Equity Buyer or their Affiliates, any participant in any employee benefit plan maintained by any such entity, or any dependent or beneficiary thereof, or (ii) to continued employment with the Company, Equity Buyer or any of its Affiliates.

(e) Prior to the Closing, and conditional on Closing, Asset Buyer shall make offers of employment to the employees of Asset Seller listed on Schedule 1.1(c) to be effective as of the Closing Date. The offers of employment shall be on substantially the same terms and conditions of employment as exist for such employees immediately prior to the Closing Date and Asset Buyer will recognize the employees’ past service with Asset Seller for all purposes to the extent such service is recognized by Asset Seller. The employees who accept Asset Buyer’s offers are referred to herein as the “Transferred Employees”. If any such employee does not accept Asset Buyer’s offer of employment, any termination and severance costs shall be borne by Asset Seller and Asset Seller shall indemnify Asset Buyer with respect to such costs, including legal fees and disbursements. Asset Buyer shall be solely liable for and shall assume and shall indemnify and hold harmless Asset Seller from all claims, costs, complaints, damages or liabilities relating to the Transferred Employees which may be asserted as of or after the Closing Date, solely with respect to the period from and after the Closing Date, including claims arising from the termination, either actual or constructive, of the employment of any of the Transferred Employees and including, without limitation, employment claims related to any gap between Canadian Employee Benefit Plan coverage and Asset Buyer’s employee benefit plan coverage.

(f) Each Transferred Employee who accepts the offer of employment described in Section 5.3(e) will cease to participate in the Canadian Employee Benefit Plans as of the Effective Time. Asset Buyer shall arrange for each such Transferred Employee and, where applicable, their eligible dependents, to participate, as of the Effective Time, in its group benefit plans. Asset Buyer will use its commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group benefit plans to be waived with respect to such Transferred Employees and their eligible dependents and shall provide them with credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Asset Buyer group benefit plan in which they are eligible to participate immediately after the Effective Time.

Section 5.4 Insurance. Buyers are aware that the Company and SSI are covered by group insurance policies taken out by Equity Seller and that the Company and SSI will not be covered by such insurance policies after the Closing.

Section 5.5 Confidentiality. Each Seller shall, and shall cause its respective Affiliates to, hold in confidence any confidential information of the Company and SSI (the “Sensitive Business Information”); provided, that the foregoing restriction shall not apply to the disclosure of such information (i) that becomes available on a non-confidential basis to such Seller or any of its Affiliates from and after the Closing from a third party source that is not known by such Seller or its applicable Affiliate to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain without a breach of this Section 5.5 by such Seller or any of its Affiliates, (iii) that is reasonably necessary in order to comply with, or perform under, the terms of this Agreement or any of the other Transaction Documents or any other Contract between such Seller or any of its Affiliates, on the one hand, and a Buyer or any of its Affiliates, on the other hand, (iv) that is reasonably necessary to defend, settle or otherwise adjudicate the Retained Litigation (v) that is, following the Closing, independently derived by such Seller or any of its Affiliates without use of such Sensitive Business Information, (vi) that is required to be included in Tax Returns (it being acknowledged that such Sensitive Business Information may be disclosed only in such Tax Returns) (vi) that is required to be included in any filing with the Securities Exchange Commission (it being acknowledged that such Sensitive Business Information may be disclosed only in such filing) or (vii) subject to the immediately following sentence, that such Seller or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that such Seller or any of its Affiliates is requested or required by applicable Law or legal or judicial process to disclose any of the Sensitive Business Information, such Seller shall, if permitted by Law, provide a Buyer with prompt written notice of any such request or requirement so that such Buyer may seek (at such Buyer’s sole expense) a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 5.5, and such Seller shall, if permitted by Law, use its commercially reasonable efforts to consult and cooperate with such Buyer (at such Buyer’s sole expense) with respect to taking steps to resist or narrow the scope of such request or requirement. If, in the absence of a protective order or other remedy or the receipt of such Buyer’s written waiver, such Seller or its Affiliates are nonetheless, after consultation with legal counsel, legally required to disclose Sensitive Business Information, such Seller or its Affiliates may disclose only that portion of the Sensitive Business Information which such Seller or its Affiliates are legally required to disclose, provided that such Seller or its Affiliates shall use their commercially reasonable efforts to obtain (at such Buyer’s sole expense) assurance that confidential treatment will be accorded such Sensitive Business Information.

Section 5.6 Non-Competition; Non-Solicitation of Employees.

(a) From and after the Closing and until the fourth (4th) anniversary of the Closing Date, each Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in a Restricted Business in the Territory; (ii) have an interest in any Person that engages in a Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, principal, agent, trustee or consultant; or (iii) cause, induce or encourage any material actual client, customer, supplier or licensor of the Business (including any existing or former client or customer of the Company and SSI), or any other Person who has a material business relationship with the Company and SSI, to terminate or modify any such relationship. Notwithstanding the foregoing, none of the following shall be a breach of this Section 5.6(a): (A) the purchase or ownership by a Seller or its Affiliates of a Person or business that derives less than the greater of (1) ten percent (10%) of its total annual revenues and (2) $5,000,000 in annual revenues from the Restricted Business, measured for the fiscal year ended immediately prior to the date of such purchase, as long as such Seller divests such Restricted Business within twelve (12) months following the date of acquisition, (B) the direct or indirect ownership by a Seller or its Affiliates of publicly traded interests in or securities of any Person engaged in the Restricted Business to the extent that such investment does not, directly or indirectly, confer on a Seller and its Affiliates more than two percent (2%) of the voting power of such Person, (C) the investment in any fund in which a Seller and its Affiliates have no discretion with respect to the investment strategy of such fund, (D) the ownership of any equity interests through any Employee Benefit Plans in which a Seller and its Affiliates have no discretion with respect to the investment strategy of such Employee Benefit Plans, or (E) the ownership or operation of a call center not engaged in the Restricted Business.

(b) From and after the Closing and until the fourth (4th) anniversary of the Closing Date, each Seller shall not, and shall cause its Affiliates not to, directly or indirectly hire, or solicit to hire, any Transferred Employee or any employee of the Company or SSI, or influence, entice or encourage any such employee to cease his or her employment with Company or SSI or Asset Buyer (as applicable). This Section 5.6(b) will not be deemed to (i) prohibit a Seller or any of its Affiliates from engaging in general advertising or general employment solicitation (including through a recruiting firm) not directed at the Transferred Employees or the employees of the Company or SSI, and hiring any Person who responds solely as a result of such actions or (ii) apply to any Person who ceased to be an employee of the Company, SSI or Asset Buyer, as applicable, prior to such solicitation, influence, enticement or encouragement.

(c) Each Seller acknowledges that a breach or threatened breach of this Section 5.6 would give rise to irreparable harm to Buyers, for which monetary damages may not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by a Seller of any such obligations, the affected Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(d) Sellers acknowledge that the restrictions contained in this Section 5.6 are reasonable and necessary to protect the legitimate interests of Buyers, and constitute a material inducement to Buyers to enter into this Agreement and consummate the transactions contemplated hereby. In the event that any covenant contained in this Section 5.6 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 5.6 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 5.7 Mutual Release.

(a) Effective as of the Closing and except as otherwise expressly set forth in this Agreement, each Seller, on behalf of itself and each of its successors and assigns, on the one hand, and Equity Buyer, solely on behalf of the Company and SSI, and Asset Buyer, on behalf of itself, and each of their respective successors and assigns, on the other hand, hereby irrevocably, unconditionally and completely waives and releases and forever discharges the Company and SSI (in the case of Sellers) and Sellers (in the case of the Company and SSI and Asset Buyer), and each of their respective heirs, executors, trusts, trustees, administrators, successors and assigns (such released Persons, the “Releasees”), of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances or actions taken by such other party occurring or failing to occur, in each case, in connection with the Company and SSI or the Transferred Assets at or prior to the Closing. Neither Party hereto shall make, and each Party hereto shall not permit any of its Affiliates or their respective representatives to make, any claim or demand, or commence any action or proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of the other Party’s Affiliates or any of other Party’s Releasees with respect to any liabilities or other matters released pursuant to this Section 5.7.

(b) Notwithstanding the foregoing, Section 5.7(a) shall not constitute a release from, waiver of, or otherwise apply to the express terms of this Agreement or any liability or contract expressly contemplated by this Agreement to be in effect after the Closing, or any enforcement thereof.

Section 5.8 Intercompany Agreements and Accounts.

(a) Immediately prior to the Closing, Sellers shall, and shall cause their respective Affiliates and Subsidiaries to, settle and terminate, effective as of the Closing Date, all Contracts between Sellers or any of their Affiliates and Subsidiaries (other than the Company and SSI), on the one hand, and any of the Company and SSI, on the other hand (other than the Call Center Agreement).

(b) Prior to the Closing, Sellers and each of the Company and SSI shall, and shall cause each of their respective Affiliates and Subsidiaries to, consolidate, settle, and terminate by any means they deem necessary or appropriate all intercompany receivables, payables, loans and other indebtedness for borrowed money between Sellers or any of its Subsidiaries or Affiliates (other than the Company and SSI), on the one hand, and the Company and SSI, on the other hand, such that as of immediately prior to the Closing, there shall not be any amounts owed in respect of intercompany payables, loans or other indebtedness (i) from Sellers or any of its Subsidiaries or Affiliates (other than the Company and SSI), on the one hand, to any of the Company and SSI, on the other hand, or (ii) from any of the Company and SSI, on the one hand, to Sellers or any of its Subsidiaries or Affiliates (other than the Company and SSI), on the other hand.

Section 5.9 Representation and Warranty Insurance. From and after the binding of the R&W Insurance Policy, Buyers (a) shall provide Equity Seller with prompt written notice of any claim made against the R&W Insurance Policy and (b) shall not amend, modify, supplement or otherwise change, terminate or waive any provision of the R&W Insurance Policy in a manner materially adverse to the Sellers without the prior written consent of Equity Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.10 Guarantees. The Equity Buyer and the Equity Seller shall use their commercially reasonable efforts to cooperate to obtain, effective as of the Closing, the full and unconditional release of the Equity Seller and its Affiliates (excluding the Company and SSI) from all obligations under those guarantees and other similar Contracts or instruments listed on Schedule 5.10 (each such item, a “Guarantee of the Business”). To the extent that, as of the Closing, such a release of any Guarantee of the Business has not been obtained, (i) the Equity Seller and the Equity Buyer shall use their commercially reasonable efforts to cooperate to obtain the release of such Guarantee of the Business as promptly as is reasonably practicable following the Closing, and (ii) Equity Buyer shall be responsible for any Losses with respect to any amounts required to be paid by the Equity Seller or any of its Affiliates (other than the Company and SSI) under such Guarantee of the Business following the Closing Date.

Section 5.11 Trademark. Equity Seller hereby grants Asset Buyer and Equity Buyer the right to use its registered trademark “Crawford Class Action Services” in connection with the Business until September 30, 2018.

ARTICLE VI

CLOSING

Section 6.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the exchange of documents and signatures at 10:00 am Eastern Time on the date hereof, or at such other time, date and location as Equity Seller and Equity Buyer agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”. The Closing shall be effective as of the Effective Time.

Section 6.2 Deliveries by Sellers. At the Closing, Sellers will deliver or cause to be delivered to Buyers the following:

(a) appropriate instruments of assignment and transfer duly executed by Equity Seller, evidencing the transfer of the Membership Interests to Equity Buyer;

(b) a Transition Services Agreement related to United States operations, in the form attached hereto as Exhibit D (the “Transition Services Agreement - US”), duly executed by Equity Seller and the Company;

(c) a Transition Services Agreement related to Canadian operations, in the form attached hereto as Exhibit E (the “Transition Services Agreement - Canada”), duly executed by Asset Seller;

(d) a Call Center Agreement, in the form attached hereto as Exhibit F (the “Call Center Agreement”), duly executed by Equity Seller and the Company;

(e) a Lease Assignment Agreement, assigning the Leased Real Property set forth on Schedule 6.2(g) to the Company, duly executed by Equity Seller and the Company;

(f) the consents listed on Schedule 3.5(b)(i), in a form and substance satisfactory to Equity Buyer;

(g) an affidavit stating that under penalties of perjury Equity Seller is not a foreign person or a U.S. real property holding corporation within the definition of Section 897(c)(2) of the Code, pursuant to Treasury Regulation Section 1.1445-2(c)(3), and, if withholding is determined, pursuant to Section 2.8, to be required, a complete and accurate IRS Form W-9 identifying Equity Seller’s U.S. taxpayer identification number, each duly executed by Equity Seller;

(h) certified copies of the resolutions adopted by the board of directors of Sellers authorizing the execution and delivery of this Agreement and the other Transaction Documents to which such Seller is a party and the consummation of the transactions contemplated hereby and thereby;

(i) a certificate of the Secretary of State or other appropriate official of its jurisdiction of incorporation to the effect that the Company and SSI is in good standing (or the equivalent thereof) in such jurisdiction;

(j) a bill of sale and assignment and assumption agreement in the form attached hereto as Exhibit C (the “Assignment and Assumption Agreement”), duly executed by Asset Seller, transferring the tangible personal property included in the Transferred Assets to Asset Buyer and effecting the assignment to and assumption by Asset Buyer of the Transferred Assets and the Assumed Liabilities; and

(k) joint written instructions in accordance with section 3(a)(i) of the Escrow Agreement, duly executed by the Equity Seller.

Section 6.3 Deliveries by Buyer. At the Closing, Buyers will deliver or cause to be delivered to Sellers the following:

(a) the portion of the Closing Cash Proceeds to be paid at the Closing pursuant to Section 2.6 and the other payments to be paid at the Closing pursuant to Section 2.6, paid and delivered in accordance with such section;

(b) certified copies of the resolutions adopted by the board of directors of Buyers authorizing the execution and delivery of this Agreement and the other Transaction Documents to which such Buyer is a party and the consummation of the transactions contemplated hereby and thereby;

(c) a certificate of the Secretary of State or other appropriate official of its jurisdiction of incorporation to the effect that Buyers are in good standing (or the equivalent thereof) in such jurisdiction; and

(d) the Assignment and Assumption Agreement, duly executed by Asset Buyer;

(e) a Transition Services Agreement - Canada, duly executed by Asset Buyer; and

(f) joint written instructions in accordance with section 3(a)(i) of the Escrow Agreement, duly executed by the Equity Buyer.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Indemnification Obligations of Sellers. Subject to the provisions of this Article VII, from and after the Closing, Sellers shall, jointly and severally, indemnify, defend and hold harmless each of the Buyer Indemnified Parties from and against and pay on behalf of and reimburse each Buyer Indemnified Party for any and all Losses incurred, suffered, sustained or required to be paid by any Buyer Indemnified Party arising out of, resulting from or related to:

(a) any breach of or inaccuracy in any representation or warranty made by Sellers in Article III;

(b) the non-fulfillment or any breach of any covenant, agreement or undertaking made by or to be performed by a Seller in this Agreement; and

(c) the Retained Litigation.

The Losses of the Buyer Indemnified Parties described in this Section 7.1 as to which the Buyer Indemnified Parties are entitled to indemnification are collectively referred to as “Buyer Losses”.

Section 7.2 Indemnification Obligations of Buyers. Subject to the provisions of this Article VII, from and after the Closing, Buyers shall jointly and severally indemnify, defend and hold harmless each of the Seller Indemnified Parties from and against and pay on behalf of and reimburse each Seller Indemnified Party for any and all Losses incurred, suffered, sustained or required to be paid by any Seller Indemnified Party arising out of, resulting from or related to:

(a) any breach of or inaccuracy in any representation or warranty made by Buyers in Article IV; and

(b) the non-fulfillment or breach of any covenant, agreement or undertaking made by a Buyer or to be performed by a Buyer in this Agreement or to be performed by the Company after the Closing Date pursuant to this Agreement.

The Losses of the Seller Indemnified Parties described in this Section 7.2 as to which the Seller Indemnified Parties are entitled to indemnification are collectively referred to as “Seller Losses”.

Section 7.3 Indemnification Procedure.

(a) If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a Third Party Claim, such Indemnified Party shall send prompt written notice of such claim (a “Notice of Claim”) to the appropriate Indemnifying Party. Such notice shall specify in reasonable detail the basis for such claim; provided, however, that any failure to give such notification on a timely basis or to provide any particular details therein shall not relieve the Indemnifying Party of its obligation to indemnify any Indemnified Party hereunder except to the extent that such failure to provide, delay in providing or omission of any particular detail actually prejudices the ability of the Indemnifying Party to defend against such matter. As promptly as possible after the Indemnified Party has provided a Notice of Claim, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, litigation or otherwise). Upon resolution of such dispute, whether by agreement or by a court of competent jurisdiction, if it is determined that any indemnification payment is required pursuant to this Article VII, such amount shall be paid to the Indemnified Party as provided in Section 7.7.

(b) Promptly after receipt by an Indemnified Party of notice from a third party of a threatened or filed complaint or the threatened or actual commencement of any audit, investigation, action or proceeding (a “Third Party Claim”) with respect to which such Indemnified Party may be entitled to indemnification hereunder, such Indemnified Party shall provide written notification to Buyers or Sellers, whichever is the appropriate Indemnifying Party hereunder, within five (5) Business Days after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) prejudice to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days thereafter, to assume the defense of such Third Party Claim (except that the defense or prosecution of such claim shall be tendered to the insurance carrier of the R&W Insurance Policy if required under the R&W Insurance Policy), including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of a Third Party Claim if: (A) such Third Party Claim involves criminal allegations; (B) such Third Party Claim demands injunctive or other equitable relief; (C) the Indemnified Party reasonably determines that it would be inappropriate for a single counsel to represent both the Indemnifying Party and the Indemnified Party in connection with such Third Party Claim under applicable standards of legal ethics; or (D) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party. If the Indemnifying Party declines or fails to assume the defense of such Third Party Claim within such thirty (30) day period, however, the Indemnified Party may, but shall not be obligated to, employ counsel to represent or defend it in any such Third Party Claim and, if the Indemnifying Party agrees that such Third Party Claim is a matter with respect to which the Indemnified Party is entitled to receive payment from the Indemnifying Party for the Loss in question, the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single Third Party Claim. In any Third Party Claim with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(c) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably held, conditioned or delayed. Notwithstanding anything to the contrary herein, the Indemnifying Party shall not settle any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless: (i) the compromise or settlement does not involve any statement, finding or admission of any fault of, breach of Contract by, or violation of Law by, the Indemnified Party; (ii) the sole relief provided in the compromise or settlement is monetary damages that are paid in full by the Indemnifying Party and does not include any requirement that the Indemnified Party take or refrain from taking any actions other than compliance with any nondisclosure obligations related to the terms of such settlement contained in the settlement agreement; (iii) the compromise or settlement includes an unconditional and irrevocable release of the Indemnified Party; (iv) the settlement agreement includes a reasonable confidentiality obligation by the third party claimant of the terms of the settlement; and (v) the Indemnified Party is an express third party beneficiary of the settlement agreement, entitled to enforce such settlement agreement. The Indemnified Party shall have no Liability with respect to any compromise or settlement of any Third Party Claims made without its consent (if such consent is required by this Section 7.3)

Section 7.4 Claims Period. The Claims Period hereunder shall begin on the date hereof and terminate as follows:

(a) with respect to Buyer Losses arising under Section 7.1(a) or Seller Losses arising under Section 7.2(a), in each case with respect to any breach or inaccuracy of any Fundamental Representation, the Claims Period shall survive the Closing until the six (6) year anniversary of the Closing Date;

(b) with respect to Buyer Losses arising under Section 7.1(a) or Seller Losses arising under Section 7.2(a), in each case with respect to any breach or inaccuracy of any Operational Representation, the Claims Period shall terminate twelve (12) months following the Closing Date;

(c) with respect to Buyer Losses arising under Section 7.1(b) or Seller Losses arising under Section 7.2(b), the Claims Period with respect to (i) the covenants, agreements and undertakings that contemplate performance prior to Closing will survive the Closing for a period of twelve (12) months, and (ii) the covenants, agreements and undertakings that contemplate performance after Closing, the Claims Period shall survive the Closing indefinitely, subject to the applicable statute of limitations; and

(d) with respect to Buyer Losses arising under Section 7.1(c), the Claims Period shall survive the Closing indefinitely, subject to the applicable statute of limitations.

No claim for indemnification can be made after the expiration of the applicable Claims Period; provided, however, if prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, the right to indemnification with respect to the matter set forth in the notice of such claim shall survive and shall remain a basis for indemnity hereunder until such later date as each such claim is finally and fully resolved in accordance with the terms of this Article VII.

Section 7.5 Liability Limits.

(a) Solely with respect to a breach of the Operational Representations, no amounts of indemnity shall be payable pursuant to Section 7.1(a) or Section 7.2(a) unless and until the Buyer Indemnified Parties or the Seller Indemnified Parties, respectively, shall have suffered Buyer Losses or Seller Losses, respectively, in excess of One Hundred Eighty Five Thousand Dollars ($185,000) (the “Threshold Amount”) in the aggregate, after which point the Buyer Indemnified Parties or the Seller Indemnified Parties, respectively, shall be entitled to recover only Buyer Losses or Seller Losses, respectively, with respect to claims for indemnification pursuant to Section 7.1 or Section 7.2 in excess of the Threshold Amount.

(b) Solely with respect to a breach of the Operational Representations, Sellers shall not be liable for any individual or series of related Losses which do not exceed Twenty-Five Thousand Dollars ($25,000) (which Losses shall not be counted towards the Threshold Amount).

(c) The aggregate amount of Buyer Losses that may be recovered (i) against Sellers under Section 7.1(a) shall not exceed the aggregate amount of the Indemnification Escrow Amount, or (ii) against Sellers under Section 7.1(b) shall not exceed, in the aggregate, the Purchase Price. It is acknowledged and agreed that (A) the aggregate amount of Buyer Losses that may be recovered against Sellers under Section 7.1(c), and (B) the aggregate amount of Seller Losses that may be recovered against Buyers under Section 7.2, shall not be limited in amount.

(d) In any claim for indemnification under this Agreement, neither Sellers nor Buyers shall be required to indemnify any Person for punitive, consequential or exemplary damages or Losses, including loss of profits, loss of revenues, loss of any multiple of reduced cash flow or earnings or similar measures of the Company, diminution in value, loss of anticipated profits, interference with Company operations, or loss of lenders, investors or buyers; provided, however, that this limitation shall not apply if, and solely to the extent that, an Indemnified Party is seeking to obtain through indemnification reimbursement of Losses resulting from an award in a Third Party Claim against such Indemnified Party of consequential, exemplary or punitive damages.

(e) Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

(f) The Indemnified Party shall take all commercially reasonable steps to mitigate Losses in respect of any claim for which it is seeking indemnification and shall use reasonable efforts to avoid any costs or expenses associated with such claim, and, if such costs and expenses cannot be avoided, to use commercially reasonable efforts to minimize the amount thereof.

(g) The Parties acknowledge and agree that the limitations set forth in Section 7.5(a), Section 7.5(b) and Section 7.5(c) shall not apply with respect to any Losses arising out of, resulting from or relating to any action or inaction that constitutes fraud.

Section 7.6 Determination of Loss Amount; Reliance.

(a) To the extent that any Losses that are otherwise indemnifiable pursuant to this Article VII have been specifically included in the final determination of Closing Cash Proceeds pursuant to Section 2.7 or are subject to a specific, identified reserve or accrual reflected in the Financial Statements or Interim Financial Statements, the Buyer Indemnified Parties shall not be entitled to indemnification for such Losses pursuant to this Article VII.

(b) Buyers shall, and shall cause the Company to, use commercially reasonable efforts to seek recovery, at its or their expense, of all insurance proceeds from insurers available with respect to all Losses with respect to which any Buyer Indemnified Party makes a claim for indemnification under this Article VII. To the extent that Buyers or the Company receives any amount under insurance coverage with respect to a matter for which a Buyer Indemnified Party has previously obtained payment in indemnification under this Article VII (including for the avoidance of doubt under the R&W Insurance Policy), Buyers shall, as soon as reasonably practicable after receipt of such insurance proceeds, pay and reimburse to Sellers for any prior indemnification payment (up to the amount of the insurance proceeds, net of any reasonable out-of-pocket costs of receiving or recovering such amounts under such policies).

(c) For purposes of determining the amount of any Losses arising out of, relating to, or resulting from any breach of a Fundamental Representation or an Operational Representation, but not for purposes of determining whether or not such breach has occurred, such representation and warranty will be considered without giving effect to any limitation or qualifications as to “materiality,” “Material Adverse Effect”, or any other derivation of the word “material.”

(d) No Party shall have any liability for any Loss which would not have arisen but for any alternation or repeal or enactment of any Law after the Closing Date.

(e) Sellers shall not have any liability to Buyers for any Buyer Loss that would not have arisen but for any change in the accounting policies, practices or procedures adopted by Buyers and/or its Affiliates after the Closing Date.

Section 7.7 Payment of Amounts Due; Escrow Funds.

(a) Subject to the application of Section 7.5 and Section 7.6, any amount due to any Buyer Indemnified Party shall be satisfied as follows:

(i) With regard to any amounts due pursuant to Section 2.7, first by release to such Buyer Indemnified Party from the Purchase Price Adjustment Escrow Amount held pursuant to the Escrow Agreement, and then directly from Sellers;

(ii) With regard to any amounts due pursuant to Section 7.1(a), by release to such Buyer Indemnified Party from the Indemnification Escrow Amount held pursuant to the Escrow Agreement;

(iii) With regard to any amounts due pursuant to Section 7.1(b) or Section 7.1(c), directly from Sellers.

Any amount payable by Sellers to a Buyer Indemnified Party under this Section 7.7 shall be paid to such Buyer Indemnified Party within five (5) Business Days after it is determined pursuant to this Article VII that such Buyer Indemnified Party is entitled to such amount, in each case by wire transfer of immediately available funds.

(b) Subject to the application of Section 7.5 and Section 7.6, within five (5) Business Days after it is determined pursuant to this Article VII that any amount is due to any Seller Indemnified Party hereunder, such amount shall be paid by Buyers to such Seller Indemnified Party by wire transfer of immediately available funds.

(c) Amounts, if any, remaining in the Purchase Price Adjustment Escrow Amount held pursuant to the Escrow Agreement (less any previously paid claims), after the payments contemplated by subsections (i) and (ii) of Section 2.7(f), shall be disbursed to Equity Seller. Amounts, if any, remaining in the Indemnification Escrow Amount held pursuant to the Escrow Agreement on the first Business Day following the first (1st) anniversary of the Closing Date, which are not subject to a claim for indemnification by a Buyer Indemnified Party, shall be disbursed to Equity Seller.

Section 7.8 Exclusive Remedies. Except in the case of fraud, the provisions of this Article VII, Section 2.7, Section 5.2 and Section 8.10 set forth the exclusive rights and remedies of (a) the Buyer Indemnified Parties pursuant to this Agreement and (b) the Seller Indemnified Parties pursuant to this Agreement. For the avoidance of doubt, to the extent that any matter is subject to indemnification under alternative provisions of this Agreement, an Indemnified Party may seek such indemnification under such alternative provisions of this Agreement, but it may not recover duplicate amounts for its Losses relating to such matter. NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, EACH BUYER, ON BEHALF OF ITSELF AND THE OTHER BUYER INDEMNIFIED PARTIES, ACKNOWLEDGES AND AGREES THAT THE FOREGOING SHALL CONTINUE TO APPLY IF (i) THE R&W INSURANCE POLICY IS NOT BOUND AFTER CLOSING, (ii) THE R&W INSURANCE POLICY IS REVOKED, CANCELLED OR MODIFIED, OR EXPIRES, IN ANY MANNER; (iii) ANY CLAIM MADE AGAINST THE R&W INSURANCE POLICY IS DENIED BY THE INSURER; OR (iv) ALL AMOUNTS PERMITTED TO BE RECOVERED AGAINST THE R&W INSURANCE POLICY HAVE BEEN RECOVERED.

Section 7.9 Retained Litigation. The following shall apply with respect to the Retained Litigation:

(a) With respect to the Retained Litigation, the Parties acknowledge and agree that Sellers have an obligation to indemnify each Buyer Indemnified Party and hold it harmless against and in respect of any and all Losses which arise out of the Retained Litigation and that Sellers have exercised their right to assume the entire control of the defense thereof. In connection therewith, the Company has engaged the law firms set forth on Schedule 7.9 to defend the Company with respect to the Retained Litigation, and, except as otherwise agreed by the Company and Equity Seller, such counsel shall continue to represent the Company in that regard. For avoidance of doubt the fees, costs and expenses of such counsel shall be Losses arising from the Retained Litigation and such Losses shall be borne directly by Sellers. To the extent the Company pays any Losses with respect to the Retained Litigation, Sellers shall promptly reimburse the Company for such Losses except to the extent such Losses are paid directly by the applicable insurance carrier. To the extent a potential conflict of interest may exist, the Buyer Indemnified Parties agree to waive that conflict and, if requested by Sellers, to execute a joint representation agreement in which the Buyer Indemnified Parties agree to waive any actual or perceived conflicts of interest. Buyers acknowledge and agree that Sellers shall have the right to direct the defense of the Retained Litigation in accordance with Section 7.3.

(b) In furtherance of, and not in limitation of, the Buyer Indemnified Parties’ obligations under Section 7.3 with respect to the Retained Litigation, Buyers shall cause the Company to cooperate reasonably with the appointed counsel and Sellers in connection with the defense of the Retained Litigation, including without limitation (i) making available all pertinent information as such counsel or Sellers, its representatives or other parties in discovery may reasonably request, and (ii) requiring the reasonable cooperation of the Company’s officers, employees, and other agents, including in providing documentation, affidavits, depositions or other testimony in connection with the Retained Litigation. Sellers acknowledge and agree that any refusal by any Person (other than the Company and its Affiliates) to cooperate with Sellers with regard to the conduct of the defense of the Retained Litigation shall not limit Sellers’ indemnification obligations pursuant to Section 7.1(c) herein.

Section 7.10 R&W Insurance Policy. Buyers will use their commercially reasonable efforts to obtain the R&W Insurance Policy within fifteen (15) days following the Closing. Such R&W Policy would be for the benefit of Buyers in connection with any Losses that any Buyer Indemnified Party may incur with respect to Sellers’ breach of or inaccuracy of any representations or warranties set forth in Article III (the “Insured Losses”). Notwithstanding any provision in this Agreement to the contrary, Buyers acknowledge and agree that: (i) the Sellers, their Affiliates and their respective representatives shall not be required to pay the Buyer Indemnified Parties or any other Person any amounts with respect to any Insured Losses in excess of the Escrow Amount, and (ii) the sole recourse and remedy of the Buyer Indemnified Parties for indemnification pursuant to this Article VII for any Insured Losses in excess of the Escrow Amount shall be made against and, to the extent of, the R&W Insurance Policy. Buyers expressly waive the right to recover for any Insured Losses any amount outside of or in excess of the R&W Insurance Policy and the Escrow Amount. The foregoing restrictions shall be in addition to, and not in limitation of, any further limitation of liability that might otherwise apply (whether by reason of any Buyer’s waiver, relinquishment or release of any applicable rights or otherwise).

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Fees and Expenses. Except as otherwise expressly provided herein, (a)

Buyers shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, (b) the Seller Transaction Expenses shall be paid by Sellers, and (c) Sellers shall pay Two Hundred Thirty Thousand Dollars ($230,000) of the costs and premiums arising under or with respect to the binding of the R&W Insurance Policy.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Buyers, at:

Epiq Class Action & Claims Solutions, Inc.

c/o Document Technologies, LLC

Two Ravinia Drive, Suite 850

Atlanta, Georgia 30346

Attn:   John W. Davenport, Jr.

   Eddie James

Email:             JDavenportJr@epiqglobal.com

                Eddie.James@epiqglobal.com

and

Epiq Systems, Inc.

777 Third Avenue, 12th Floor

New York, New York 10017

Attn:               Alison Wisniewski

Email:             awisniewski@epiqglobal.com

and

OMERS Private Equity U.S.A. Inc.

320 Park Avenue, 17th Floor

New York, New York 10022

Attn:                Michael Graham

Email:             MGraham@omerspe.com

and

Harvest Partners, LP

280 Park Avenue, 25th Floor

New York, New York 10017

Attn:     Andrew Schoenthal

     Stephen Carlson

Email:             aschoenthal@harvestpartners.com

                scarlson@harvestpartners.com

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

One Atlantic Center, Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, Georgia 30309

Attention:      Louis C. Spelios

Email:            louis.spelios@bclplaw.com

If to Sellers:

Crawford & Company

5335 Triangle Parkway, NW

Peachtree Corners, GA 30092

Attention:        General Counsel

E-mail:            Legal@us.crawco.com

with a copy (which shall not constitute notice) to:

Dentons US LLP

303 Peachtree Street, Suite 5300

Atlanta, Georgia 30308

Attention:        Amanda Leech

E-mail:             amanda.leech@dentons.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 8.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 8.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties.

Section 8.5 No Third Party Beneficiaries. This Agreement is exclusively for the benefit of the Parties and their respective successors and permitted assigns, and this Agreement shall not be deemed to confer upon or give to any other third-party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 8.6 Section Headings. The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 8.7 Consent to Jurisdiction, Etc.

(a) Except as to matters in Section 2.7 with respect to disputes relating to the calculation of the Closing Cash Proceeds, each Party hereby irrevocably agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the Federal courts of the State of New York, City of New York, or if jurisdiction and venue in such Federal courts in New York is not available, in the state and Federal courts located in the State of Delaware, and each Party hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 8.7 is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not subject thereto, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 8.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

(B) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7(B).

(c) Other than with respect to disputes arising pursuant to Section 2.7, in any dispute arising out of or related to this Agreement, any of the exhibits or Schedules hereto, or any agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Agreement, any of the exhibits or Schedules hereto, or any agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a Party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Agreement, any of the exhibits or Schedules hereto, or any agreement, document, instrument or certificate contemplated hereby or thereby.

Section 8.8 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. Each Party acknowledges and agrees that, in entering into this Agreement, such Party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement and the other documents delivered pursuant to this Agreement.

Section 8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 8.10 Specific Performance. The Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

Section 8.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.

Section 8.12 Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.

Section 8.13 Schedules. Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement if such disclosure is reasonably apparent. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules hereto is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 8.14 Time of Essence. With regard to all dates and time periods set forth in this Agreement, time is of the essence.

Section 8.15 Conflicts and Privilege. It is acknowledged by each of the Parties hereto that the Company has retained Dentons US LLP to act as its counsel in connection with the transactions contemplated hereby. Buyers hereby agree that, in the event that a dispute arises after the Closing between Buyers and/or the Company on the one hand, and one or both Sellers, on the other hand, Dentons US LLP, or its successor, may represent Sellers in such dispute even though the interests of Sellers may be directly adverse to the Company, and even though Dentons US LLP may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company. Buyers further agree that, as to all communications among Dentons US LLP or its successor, the Company, and/or Sellers that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to Sellers and may controlled by Sellers and shall not pass to or be claimed by Buyers or the Company. Notwithstanding the foregoing, in the event that a dispute arises between Buyers and the Company, on the one hand, and a third party other than a Sellers, on the other hand, Buyers and the Company may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Buyers nor the Company may waive such privilege without the prior written consent of Sellers.

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have caused this Membership Interest and Asset Purchase Agreement to be executed as of the date first above written.

BUYERS:

Epiq Class Action & Claims Solutions, Inc.

By:	/s/ John W. Davenport, Jr.
John W. Davenport, Jr.
President and Chief Executive Officer

Epiq Systems Canada ULC

By:	/s/ John W. Davenport, Jr.
John W. Davenport, Jr.
President and Chief Executive Officer

SELLERS:

Crawford & Company

By:	/s/ Harsha V. Agadi
Harsha V. Agadi
President and Chief Executive Officer

Crawford & Company (Canada) Inc.

By:	/s/ W. Bruce Swain
W. Bruce Swain
Executive Vice President

Signature Page to Membership Interest Purchase Agreement

Exhibit A

Purchase Price Adjustment—Rules of Engagement

If an Accounting Firm is engaged pursuant to Section 2.7, Equity Buyer and Equity Seller will instruct the Accounting Firm to analyze and resolve the Parties’ dispute in accordance with the following guidelines (which guidelines and relevant portions of this Agreement the Accounting Firm will be required to review and commit to acting in accordance with):

Timetable

The timetable for these proceedings will be governed by the following procedures:

•	Within forty-five (45) Business Days of retaining the Accounting Firm, Equity Buyer and Equity Seller shall submit to the Accounting Firm five (5) copies of a memorandum (which may include supporting exhibits) setting forth their respective positions of all unresolved disputed items in accordance with Section 2.7 of this Agreement (the “Initial Report”).

•	Within one (1) Business Day upon receipt of both Equity Buyer’s and Equity Seller’s Initial Reports, the Accounting Firm will distribute a copy of each Initial Report to the other Party.

•	Within thirty (30) Business Days of receiving the other Party’s Initial Report from the Accounting Firm, each of Equity Buyer and Equity Seller may (but shall not be required to) submit to the Accounting Firm five (5) copies of a memorandum responding to the Initial Report submitted to the Accounting Firm by the other Party (the “Rebuttal Report”). The Rebuttal Report is to be responsive solely to the arguments raised, and information submitted, by the other Party in its Initial Report and no Party may introduce new arguments or rely on new information in the Rebuttal Report that was not part of such Party’s Initial Report or which are not directly responsive to an argument raised by the other Party’s Initial Report, except to the extent such new arguments or new information are used in direct response to arguments raised and information submitted by the other Party in its Initial Report.

•	Within one (1) Business Day upon receipt of both Equity Buyer’s and Equity Seller’s Rebuttal Reports, the Accounting Firm will distribute a copy of each Rebuttal Report to the other Party.

•	At any time before or within fifteen (15) Business Days after the submission of the Initial Reports or any Rebuttal Reports by Equity Buyer and Equity Seller, the Accounting Firm may submit written questions to either Party following the procedures set forth below in the Section titled “Submission of Questions by the Accounting Firm.” The Party to whom the questions are addressed, and the other Party, shall be entitled to respond to such questions.

•	Upon receipt of the Rebuttal Report or notice waiving the right to file such report from both Equity Buyer and Equity Seller and receipt of all responses to any written questions submitted by the Accounting Firm (and responses thereto), the Accounting Firm will endeavor to issue a report containing its findings within thirty (30) Business Days after the later of (i) receiving both Equity Buyer’s and Equity Seller’s Rebuttal Reports or notice waiving the right to file such report, as applicable, or (ii) any responses (if any) to any written questions submitted by the Accounting Firm to either Party following the procedures set forth below in the Section titled “Submission of Questions by the Accounting Firm.”

•	Unless requested by the Accounting Firm in writing pursuant to the terms of the Section titled “Submission of Questions by the Accounting Firm”, neither Equity Buyer nor Equity Seller may present any additional information or arguments to the Accounting Firm.

Submission of Questions by the Accounting Firm

After receiving both Initial Reports and Rebuttal Reports, if any, the Accounting Firm may submit written questions to the Parties for written responses or may direct requests for additional information, calculations, or supporting documentation to the Parties reasonably needed by the Accounting Firm in order to clarify or understand any position or argument made by a Party in its written submission, in which case the Parties agree to cooperate with such requests (including by ensuring that the Accounting Firm is provided copies of all relevant books and records of the Company and SSI). If any such questions are addressed to only one Party, the Accounting Firm shall submit the questions to that Party, with a copy to the other Party. The Party to whom the questions are addressed, and the other Party, each shall be entitled to respond to such questions in writing. Once received, the Party to whom the questions are addressed, and the other Party, each shall have reasonable, adequate time to answer the Accounting Firm’s questions and provide such answers to the Accounting Firm. Within one (1) Business Day upon receipt of such responses, the Accounting Firm will distribute a copy of each such response to the other Party. Following the response to such questions by one or both Parties, there shall not be any further opportunity to respond to, or rebut, such responses.

Communication between the Accounting Firm and the Parties

The Parties agree not to engage in any ex parte communication with the Accounting Firm.

The Accounting Firm will be required to include a representation in its engagement letter that it has not discussed the disputed matter with either Party prior to its joint retention by the Parties, and to include a covenant in its engagement letter not to engage in ex parte communications with either Party throughout the course of the engagement.

The engagement letter will specifically require the Accounting Firm to review Section 2.7 of this Agreement, as well as any other provisions of this Agreement deemed relevant by any of Equity Buyer, Equity Seller or the Accounting Firm.

Nature of Review by Accounting Firm

The Accounting Firm will make its determination in an objective, impartial manner based on inquiry, investigation, and other procedures as it, in its sole discretion may deem necessary, but in all cases consistent with the terms of this Agreement and this Exhibit A.

The Accounting Firm shall agree that between the time Seller delivered the Notice of Disagreement to Equity Buyer and the date on which the Accounting Firm is engaged, Equity Buyer and Equity Seller may have exchanged certain proposals relating to the disputed items that were intended solely for purposes of facilitating settlement discussions and such proposals were confidential and were provided solely on the condition and understanding that such proposals would not be permitted to be disclosed in any court or arbitration hearing, including with respect to the Accounting Firm’s engagement in the dispute. The Accounting Firm will be instructed to disregard any evidence of such settlement proposals and negotiations in its consideration of the disputed matter.

Confidentiality

With respect to any information supplied in connection with the Accounting Firm’s engagement and designated by either Party as confidential, or which either Party should reasonably believe is confidential based on the subject matter or the circumstances of its disclosure, the other Party agrees to protect such confidential information in a reasonable and appropriate manner, and use such confidential information only to perform its obligations under this Agreement and for no other purpose. This will not apply to information which is: (i) publicly known, (ii) already known to the recipient without breach by the recipient of any obligation of confidentiality, (iii) lawfully disclosed by a third party, (iv) independently developed without use or referring to any confidential information, or (v) disclosed pursuant to legal requirement or order (it being understood that any confidential information that must be disclosed pursuant to legal requirement or order shall remain, and shall continue to be treated as, confidential information). Notwithstanding the foregoing, no information (whether or not designated as confidential) may be provided to the Accounting Firm without being made available to all Parties in accordance with the requirements of this Agreement and this Exhibit A. The Accounting Firm shall not publicly disclose that it has been retained to resolve any dispute relating to this Agreement or that they are involved in the dispute, or any information relating to the dispute, including their determination of the computation of the Closing Cash Proceeds, including in each case each of the components thereof.

At the conclusion of the engagement contemplated hereby, any confidential information made available hereunder, including copies thereof, shall be returned or destroyed upon request by the disclosing Party.

Other Procedural Matters

Procedural matters for the conduct of the dispute resolution, other than as specified herein, will be determined by the Accounting Firm in consultation with Equity Buyer and Equity Seller; provided, however, that any such procedural matters shall in all cases be consistent with the terms of this Agreement and this Exhibit A.

Index of Schedules

Schedule 1.1(a) Assumed Liabilities

Schedule 1.1(b) Transferred Assets

Schedule 1.1(c) Transferred Employees

Schedule 1.1(d) Retained Litigation

Schedule 2.4 Purchase Price Allocation

Schedule 3.2 Foreign Qualifications of the Company

Schedule 3.4(b) Foreign Qualifications of SSI

Schedule 3.5 Consents and Approvals; No Violations

Schedule 3.6 Financial Statements

Schedule 3.7 No Undisclosed Liabilities

Schedule 3.8 Absence of Certain Changes

Schedule 3.9 Real Estate

Schedule 3.10 Intellectual Property

Schedule 3.11 Litigation

Schedule 3.12(a) Company Material Contracts

Schedule 3.13 Tax Returns; Taxes

Schedule 3.15(a) Compliance with Laws

Schedule 3.15(c) Licenses

Schedule 3.16 Employee Benefit Plans

Schedule 3.18 Certain Fees

Schedule 3.19 Insurance Policies

Schedule 3.20(c) Bank Accounts

Schedule 3.21 Government Contracts

Schedule 3.22 Customers and Vendors

Schedule 3.23 Affiliate Transactions

Schedule 5.10 Guarantee of the Business

Schedule 6.2(g) Assigned Leased Real Property

Schedule 7.9 Law Firms with Respect to the Retained Litigation